The Peoples BancTrust Company, Inc. **ANNUAL REPORT 2005**



The Peoples BancTrust Company, Inc.

FIRMLY GROUNDED IN TRADITIONAL VALUES.

Balanced for the *Future.*



Shared Values.

Respect for our customers. Concern for their needs.
Dedication to solving their problems. A welcome that is sincere.
A smile that is familiar. A thank you that is genuine.
A commitment to the communities we serve.
Dedication to innovation and change.
An environment that enables our employees
to achieve greatness.

State-of-the-Art Technology and Local Decision Making -
What a great balance for the Future.



Walter A. Parrent, President and Chief Executive Officer and Ted M. Henry, Chairman, Board of Directors

OUR VISION IS TO BE A HIGH PERFORMING BANK HOLDING COMPANY WITH A FOCUS ON SHAREHOLDER VALUE, QUALITY DELIVERY OF BASIC BANK SERVICES, AND A COMMITMENT TO TRADITIONAL BANKING – A PHILOSOPHY THAT WE HAVE MAINTAINED THROUGHOUT OUR 103-YEAR HISTORY.


$812
$792
$779
$740
$694
2001
2002
2003
2004
2005

TOTAL ASSETS
(in millions)

FROM THE CHAIRMAN OF THE BOARD AND THE CEO

The year 2005 was a year for change and refocus at Peoples BancTrust, and the Board of Directors made important decisions in both management transition and market commitments. These and other internal initiatives will enable us to realize our vision for Peoples – to be a high performing bank holding company that focuses on shareholder value, delivery of quality banking services, and a continuing commitment to traditional banking – a philosophy that we have maintained throughout our 103-year history. We will continue to take this balanced approach in order to ensure the success of our shareholders, customers and employees.

INCREASED ASSETS AND HIGHER PROFITS

Peoples continued to increase the value of the company in 2005. Total assets grew to $812 million by the end of 2005, compared to $792 million at the end of 2004. Profits increased to $6.5 million or $1.12 per diluted share in 2005, compared to profits of $6.0 million or $1.08 per diluted share in 2004. Net interest income increased on higher loan volumes and yields, while noninterest income increased on higher activity based deposit fees. Also contributing to increased earnings was the fact that we continued to realize credits in our loan loss provision account.

Peoples experienced solid loan growth during the year, most of which we were able to fund internally, thereby maximizing the positive effect on net income in the fourth quarter. In addition, we maintained our strong credit quality while growing loans. Last year, we were able to reduce our allowance for loan losses, resulting in the credits to our loan loss provision account.

RESTRUCTURING TO ACCOMMODATE GROWTH

In September 2005, the Board of Directors named Walter A. Parrent, President and Chief Executive Officer and Director of the holding company and The Peoples Bank & Trust Company. With more than 40 years of banking experience, a proven track record of growing banks in our region and close ties to our markets, he will execute our strategy to build long-term value for Peoples BancTrust shareholders. At the same time, to capitalize on the growth we have experienced in our Jefferson and Shelby county markets, Elam P. Holley, Jr. became President of our newly developed Birmingham region.

Other restructuring efforts during the year included eliminating unprofitable lines of business, closing one non-strategic branch and restructuring another location. We have established a successful equipment financing department, and last spring, we opened our new,


$562
$597
$644
$666
$688
2001
2002
2003
2004
2005

TOTAL DEPOSITS
(in millions)


$67
$71
$73
$75
$82
2001
2002
2003
2004
2005

STOCKHOLDERS' EQUITY
(in millions)

state-of-the-art Operations Center, a key investment in supporting the future growth of our company. We are currently in the final phase of completing two new strategic branches in Valley Grande and Tuscaloosa.

PEOPLE YOU KNOW

Despite our continued growth and expansion, our local divisions maintain autonomy, making them responsive to customers' needs. Many of our offices have long-term employees who have been with the company for decades, not merely years. Our divisional leaders know their customers, communities and markets and their authority to make decisions locally is crucial to our bank's success. Not only will we continue to hire key local people to manage and serve our markets, we will continue to give them the training, support and authority they need to provide our customers with the highest levels of professional, personal and traditional service.

MOVING FORWARD

We believe that our traditional banking model will continue to enable us to grow organically faster than our markets expand. At the same time, we expect to pursue both acquisition and de novo opportunities. We will continue to focus on increasing shareholder value through our growth objectives and commitment to the fundamentals of banking and safety and soundness. We understand that future success in all of our markets depends on our ability to deliver superior service to our customer base, while preserving credit quality and improving operational efficiencies.

THANK YOU

We are pleased to review the accomplishments of our company during the past year and to share our thoughts for the coming year. We would also like to take this opportunity to thank our employees for their continued dedication and commitment to service, as well as thank our customers for their loyalty to Peoples.

Finally, please accept our thanks for being a shareholder of Peoples BancTrust and for your continued support. We always appreciate your thoughts and suggestions.

Ted M. Henry
Chairman of the Board of Directors

Walter A. Parrent
President and Chief Executive Officer

THE PEOPLES BANCTRUST COMPANY, INC. BOARD OF DIRECTORS

Front: Elam P. Holley, Jr., D. Joseph McInnes, Julius E. Talton, Jr., Johnny Crear, Ted M. Henry, Walter A. Parrent, Edith Morthland Jones. Back: Harry W. Gamble, Jr., David Y. Pearce, Thomas E. Newton, Daniel P. Wilbanks, DMD.



SELECTED QUARTERLY FINANCIAL DATA 2005-2004

{ dollars in thousands except per share amounts }

	2005				2004			
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Net interest income	$6,732	$6,811	$6,626	$6,439	$6,437	$6,213	$6,372	$6,472
Provision for loan losses	(193)	(26)	(143)	(313)	–	–	(575)	426
Income before income taxes	2,263	2,650	2,223	2,000	1,916	2,045	2,027	2,025
Provision for income taxes	822	600	612	565	544	272	588	567
Net income	1,441	2,050	1,611	1,435	1,372	1,773	1,439	1,458
Net income per share (basic)	$0.25	$0.35	$0.27	$0.26	$0.24	$0.32	$0.26	$0.26
Net income per share (diluted)	$0.24	$0.35	$0.27	$0.26	$0.24	$0.32	$0.26	$0.26
Cash dividends declared per share	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11
TOTAL ASSETS	$811,773	$806,999	$781,485	$775,901	$792,249	$779,266	$762,416	$781,168

STEADY GROWTH. QUALITY SERVICE.

Continued steady growth in total assets. Expansion into new markets. Innovative new service lines. Peoples offers good news across the board. At $6.5 million in 2005, net income was up 8.2 percent over 2004 and 22.5 percent over 2003.

The bank saw continued growth in the Birmingham region and made changes in our corporate structure to capitalize on this trend. A new branch in Valley Grande and a main office in Tuscaloosa will add strength to our growing customer base. The Birmingham metro area will continue to be a market we focus on for expansion and development. We are dedicated to growing our loan business, both at the retail and commercial levels. Local autonomy, loan officers empowered to make decisions and quick turnaround times give us a competitive edge in our markets.

At Peoples, we recognize that successful growth requires a balance that will create additional value for shareholders and customers alike. We will build and expand upon the things that have made us a successful company for the past 103 years: Strategic planning. Attention to detail. Personalized service. Sound financial decisions. Bankers who know their customers and their markets. Traditional banking.

While remaining firmly committed to personalized service, we will continue to embrace technology for improved efficiency. To meet the needs of our customers who prefer more self-service options, we offer automated channels such as online banking, electronic bill pay, cash management and telephone banking. Contacting us is easy with customer care representatives answering calls to insure that our customers can get a "live

FIVE-YEAR COMPARISON OF SELECTED FINANCIAL DATA

{ dollars in thousands except per share amounts }

	2005	2004	2003	2002	2001
Interest income	$42,024	$36,869	$38,799	$43,966	$51,205
Interest expense	15,416	11,375	11,972	14,422	23,805
Net interest income	26,607	25,494	26,827	29,544	27,400
Provision for loan losses	(675)	(149)	5,706	7,204	3,463
Noninterest income	9,038	8,933	11,772	9,888	8,742
Noninterest expense	27,185	26,563	25,592	24,856	23,933
Income before income taxes	9,136	8,013	7,302	7,372	8,745
Provision for income taxes	2,599	1,971	1,964	2,235	2,534
Net income	6,537	6,042	5,338	5,137	6,211
Net income per share (basic)	1.13	1.08	0.96	0.92	1.10
Net income per share (diluted)	1.12	1.08	0.96	0.92	1.10
Cash dividends declared and paid per share	0.44	0.44	0.44	0.43	0.40
Borrowed funds	37,732	48,313	56,690	67,478	58,700
Total assets, December 31	$811,773	$792,249	$778,581	$740,261	$693,707

person" who can properly direct their call. New avenues for growth will be tempered by traditional, courteous service. Think of it as a range of new services offered by well-known, friendly faces.

Our employees are of paramount importance to the growth and success of our company. Through our sales and service training initiative, IQ, our employees have the product knowledge and the motivation to strive for greatness, every day. We will continue to create a culture that rewards accountability, innovation, adaptability and initiative.

With traditional banking comes a commitment to support our communities through involvement and contributions. Serving our communities has been our focus for the past 103 years and is a commitment we continue to honor.

In the coming year, there will be changes that will position the company for the next 100 years. From new leadership to new markets, from new service lines to a new branding effort, Peoples is working to grow and expand, while continuing to ensure a high level of professional, traditional service. We continue to offer many channels to transact business while making direct contact with us easy and answers from our local bankers fast. We are confident that there is a large population looking for a bank that will serve their basic financial needs with traditional banking values. We are that bank – a bank that is prepared for the future, but firmly grounded in tradition.

THE PEOPLES BANCTRUST COMPANY, INC. EXECUTIVE MANAGEMENT

Front: Lynn D. Swindal, Walter A. Parrent, Terry S. Pritchett, Jefferson G. Ratcliffe, Jr.
Back: Elam P. Holley, Jr., Andrew C. Bearden, Jr., Gerald F. Holley, M. Scott Patterson.



THE PEOPLES BANCTRUST COMPANY, INC. AND THE PEOPLES BANK & TRUST COMPANY DIRECTORS

TED M. HENRY
Chairman
THE PEOPLES BANCTRUST COMPANY, INC.
THE PEOPLES BANK AND TRUST COMPANY
Chairman & Chief Executive Officer
HENRY BRICK COMPANY, INC

WALTER A. PARRENT
Chief Executive Officer, President
THE PEOPLES BANCTRUST COMPANY, INC.
THE PEOPLES BANK AND TRUST COMPANY

JOHNNY CREAR – *Retired Health Care Administrator*

HARRY W. GAMBLE, JR. – *Attorney at Law, Member* - GAMBLE, GAMBLE AND CALAME, L.L.C.

ELAM P. HOLLEY, JR.
Senior Executive Vice President,
THE PEOPLES BANCTRUST COMPANY, INC.
THE PEOPLES BANK AND TRUST COMPANY

EDITH MORTHLAND JONES – *Film Liaison*

D. JOSEPH MCINNES – *Director*
DEPARTMENT OF TRANSPORTATION, STATE OF ALABAMA

THOMAS E. NEWTON – *Senior Partner and Chairman,* NEWTON, OLDACRE, MCDONALD REAL ESTATE

DAVID Y. PEARCE
President, PEARCE CATFISH,
President, ALABAMA CATFISH FEEDMILL, INC.

JULIUS E. TALTON, JR. – *President*
TALTON COMMUNICATIONS, INC.

DANIEL P. WILBANKS, D.M.D. – *Dentist*

DIRECTORS EMERITUS
W. RUSSELL BUSTER, JR. – *Retired*
BUSH HOG DIVISION, ALLIED PRODUCTS

CLYDE B. COX, JR., M.D. – *Retired Surgeon*

ARNOLD B. DOPSON – *Retired*
THE PEOPLES BANK AND TRUST COMPANY, TALLASSEE

A.D. LOVELADY – *Chairman,* LOVELADY CONSTRUCTION COMPANY, INC.

DR. REX J. MORTHLAND
Chairman Emeritus
THE PEOPLES BANCTRUST COMPANY, INC.
THE PEOPLES BANK AND TRUST COMPANY

RICHARD P. MORTHLAND
Chairman Emeritus
THE PEOPLES BANCTRUST COMPANY, INC.
THE PEOPLES BANK AND TRUST COMPANY

WALTER OWENS – *Legislative Representative, Retired State Farm Agent*

C.S. WILKINSON, JR. D.D.S. – *Retired Dentist*

THE PEOPLES BANC TRUST COMPANY, INC. CORPORATE OFFICERS

WALTER A. PARRENT – *President and Chief Executive Officer*

ELAM P. HOLLEY, JR. – *Senior Executive Vice President*

ANDREW C. BEARDEN, JR. – *Executive Vice President, Treasurer and Chief Financial Officer*

GERALD F. HOLLEY – *Executive Vice President, Assistant Secretary*

M. SCOTT PATTERSON – *Executive Vice President, Secretary*

TERRY S. PRITCHETT - *Executive Vice President, Assistant Secretary*

LYNN D. SWINDAL - *Executive Vice President, Assistant Secretary*

JEFFERSON G. RATCLIFFE, JR. – *Senior Vice President, Senior Credit Officer*

THOMAS P. WILBOURNE – *Vice President, Assistant Treasurer and Principal Accounting Officer*

THE PEOPLES BANK & TRUST COMPANY, INC. CORPORATE OFFICERS

WALTER A. PARRENT – *President and Chief Executive Officer*

ELAM P. HOLLEY, JR. – *Senior Executive Vice President*

ANDREW C. BEARDEN, JR. – *Executive Vice President, Chief Financial Officer, Operations Division Manager*

GERALD F. HOLLEY – *Executive Vice President, Senior Lender*

M. SCOTT PATTERSON – *Executive Vice President, Chief Investment Officer, Financial Services Division Manager*

TERRY S. PRITCHETT - *Executive Vice President, Risk Management Officer*

LYNN D. SWINDAL - *Executive Vice President, Retail Division Officer*

JEFFERSON G. RATCLIFFE, JR. – *Senior Vice President, Senior Credit Officer*

THE PEOPLES BANK & TRUST COMPANY DIVISIONS

BIBB COUNTY
RODNEY HOLMES – *Regional President*

ADVISORY BOARD
FAYE BRAZIER – *Retired*
THE PEOPLES BANK AND TRUST COMPANY

JOHN DOWNS – ALABAMA POWER COMPANY

STEVEN Q. EDMONDS – WINDWOOD INNS/EDMOND ENTERPRISES, INC.

BOBBY LEACH – *Retired*
THE PEOPLES BANK AND TRUST COMPANY

DEBBIE MARTIN – *Manager*
ROCKCO'S FUNERAL HOME

WILLIAM MAYFIELD – MAYFIELD OIL COMPANY, INC.

J.W. OAKLEY, JR. – *Director of Admissions & Placement Director,* COLLEGE OF COMMUNICATIONS, UNIVERSITY OF ALABAMA

KERMIT STEPHENS, JR. – CAHABA PRESSURE TREATED TIMBER, INC.

DIRECTOR EMERITUS
EDWARD PATRIDGE – *Retired Bank President*

BUTLER COUNTY
JAMES H. DUNKLIN, IV
Regional President

ADVISORY BOARD
BARRY E. BOAN *President,* BOAN CONTRACTING, INC., *Vice President,* BOAN ENTERPRISES, INC., *Vice President,* PINE ENERGIES, INC.

KEN CHESSER
President, GEORGIANA CONSTRUCTION CO., *CEO,* CHB ENTERPRISES, *Owner & Operator,* KC LAND & CATTLE CO.

P. RICHARD HARTLEY – *Partner*
HARTLEY & HICKMAN ATTORNEYS

WILLIAM V. LEWIS – *President*
SOUTHERN GENERATORS

DEXTER MCLENDON – *Mayor of Greenville, Owner,* MCLENDON MEDICAL SUPPLY

CHARLES O. NEWTON – *State Representative,* NEWTON OIL COMPANY

FRANK E. THIGPIN – *Pharmacist*

ALLIN WHITTLE – *Assistant Superintendent of Operations,* BUTLER COUNTY BOARD OF EDUCATION

WARREN J. WILLIAMSON, JR.
Attorney at Law
Partner, WILLIAMSON AND WILLIAMSON

DIRECTOR EMERITUS
ERIC O. CATES, JR. – *Retired Farmer*

W.J. WILLIAMSON
Attorney at Law, Senior Partner
WILLIAMSON AND WILLIAMSON

DALLAS COUNTY ADVISORY BOARD
BUCKY HENSON – *Vice President*
BUCHANAN TIMBER COMPANY, INC.

RONNIE B. HOLLADAY – *Cattleman/Farmer*

C. RANDALL LOVELADY – *President*
LOVELADY CONSTRUCTION COMPANY, INC.

DR. MCNAIR RAMSEY – *Vice President of Development,* CONCORDIA COLLEGE

WILLIAM TODD SHERRER, M.D.
Urologist

FRANCES TURNER – *Vice President*
TURNER MOTOR COMPANY, INC.

TALLASEE/ECLECTIC
JIMMY R. NORRELL, II - *Regional President*

ADVISORY BOARD
JOHN I. COTTLE, III – *Attorney at Law*
BOWLES & COTTLE

LLOYD FRANK EMFINGER, JR. – *Retired*
OLD SOUTH VENDING

GARY E. FULLER – *President*
FULLER WAREHOUSE AND GIN, INC.

HOLLIS MANN – *Plant Manager*
MOUNT VERNON MILLS, INC.

JENNIE R. RHINEHART – *Chief Executive Officer,* COMMUNITY HOSPITAL

TEDDY O. TAYLOR – *Retired President*
TAYLOR PETROLEUM, INC.

JOSEPHINE VENABLE – Owner
THE TALLASSEE TRIBUNE NEWSPAPER

DIRECTORS EMERITUS
ARNOLD B. DOPSON – *Retired*
THE PEOPLES BANK AND TRUST COMPANY, TALLASSEE

CARL W. FULLER – *Owner*
FULLER WAREHOUSE AND GIN, INC.

CHARLES B. FUNDERBURK – *Retired Pharmacist*

JEFFERSON COUNTY
DAVID C. DARBY – *Senior Vice President, Managing Officer*
WEST JEFFERSON COUNTY OFFICE

STEVE ERICKSON – *Senior Vice President, Managing Officer*
BIRMINGHAM OFFICE

LEE COUNTY
JAMES B. HURST – *Regional President*

ROBERT F. JACKSON – *Auburn President Business Development Officer – East Alabama*

PRATTVILLE/MILLBROOK/MONTGOMERY
G. STEPHEN STEELE, JR.
Regional President

ADVISORY BOARD
JOHN L. BOUTWELL – *Farmer*

J. N. BUCKNER, JR. – *Attorney at Law*

W. RAY GILLILAND – *Agriculture Broker*

JEANNIE R. JOHNSON – *Farmer/Historian*

AL KELLEY – *Mayor of Millbrook Owner,* KELLEY ACCOUNTING SERVICE

EDDIE E. POPE - *Retired*
INTERNATIONAL PAPER

DANIEL N. POWER – POWER BUILDING SYSTEMS

GEORGE P. WALTHALL, JR. – *Attorney at Law*

LAWRENCE A. VICKERS – *Retired*
THE PEOPLES BANK & TRUST COMPANY

DIRECTOR EMERITUS
GEORGE P. WALTHALL, SR. – *Retired*
USDA SOIL CONSERVATION SERVICE

SHELBY COUNTY
JOHN C. KIRBY – *Regional President*

ADVISORY BOARD
BILLY D. HARRIS – *Retired*
TRUCKING INDUSTRY

DAN L. HOWARD – *Owner*
DAN HOWARD REALTY

DR. PHILIP C. HUBBARD – *Owner/CEO*
COUNTRYSIDE ANIMAL HOSPITAL

JAMES A. KELLY, SR.
Retired Chairman of the Board
MERCHANTS & PLANTERS BANK

JOHN P. KELLY – *Retired President*
MERCHANTS & PLANTERS BANK

DR. ROBERT M. MCCHESNEY – *President*
UNIVERSITY OF MONTEVALLO

THOMAS G. WALKER, JR.
Executive Director & Secretary of the Board of Trustees, THE AMERICAN VILLAGE CITIZENSHIP TRUST

DIRECTOR EMERITUS
JAMES D. SEAMAN – *President*
SEAMAN TIMBER COMPANY, INC.

TUSCALOOSA COUNTY
HOWARD H. GARRISON
Regional President

ADVISORY BOARD
BILLY H. BOYD – *President,* BILLY BOYD REALTY AND CONSTRUCTION, INC.

WALTER W. GUY – *Senior Vice President*
DUCKWORTH-MORRIS ACORDIA

DELORIS M. MCMULLEN – *Retired*
WEST ALABAMA CHAMBER OF COMMERCE

J. TODD PALMER – *President and CEO*
MULTI-MARKETING, INC.

OWEN H. SKINNER, JR. – *Retired*
THE PEOPLES BANK AND TRUST COMPANY

CHARLES D. STOREY – *President/Owner*
CHARLES STOREY REAL ESTATE

ROBERT N. YOUNG, JR. – *President and CEO,* OWEN MEREDITH & SONS, INC. REAL ESTATE

COMMERCIAL LEASING & FINANCE

JAMES G. SNIDER, JR.
Senior Vice President, Division Manager

HUMAN RESOURCES

DAVID SAYLORS – *Senior Vice President*

TRUST DEPARTMENT

GARY M. PIERSON
Senior Vice President & Senior Trust Officer

PRIMEVEST FINANCIAL SERVICES, INC.

JULIE M. SIMMONS
Senior Vice President

PEOPLES AGENCY INC. D/B/A PEOPLES INSURANCE COMPANY

KENNY T. PERDUE – *President*

TRANSFER AGENT

REGISTRAR & TRANSFER COMPANY
10 Commerce Drive
Cranford, NJ 07016
800-368-5948

INDEPENDENT ACCOUNTANTS

MAULDIN & JENKINS, LLC
1640 Powers Ferry Road
Building 26
Atlanta, Georgia 30303

The Peoples BancTrust Company, Inc.

2005 FINANCIAL SUPPLEMENT
To Annual Report

This document includes
Form 10-K
as filed with the
Securities and Exchange Commission
for the year ended
December 31, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-13653

THE PEOPLES BANCTRUST COMPANY, INC.
(Exact name of registrant as specified in its charter)

Alabama	63-0896239
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
310 Broad Street, Selma, Alabama	36701
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (334) 875-1000.
Securities registered pursuant to Section 12(b) of the Act: None.
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $.10 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES__ NO_X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES__ NO_X__

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligation under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES_X_ NO____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES___ NO _X__

The registrant's voting stock is traded on the Nasdaq SmallCap Market. The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the price ($16.00 per share) at which the stock was sold on, June 30, 2005, was approximately $65,590,229. For purposes of this calculation, the term "affiliate" refers to all executive officers and directors of the registrant and all stockholders beneficially owning more than 10% of the registrant's Common Stock.

As of the close of business on March 16, 2006, 5,899,198 shares of the registrant's Common Stock were outstanding.

Documents Incorporated By Reference

Part III:
Portions of the definitive proxy statement for the Annual Meeting of the Shareholders

PART I

ITEM 1. BUSINESS

Forward-Looking Statements

This Annual Report on Form 10-K of The Peoples BancTrust Company, Inc. ("BancTrust") contains forward-looking statements. Additional written or oral forward-looking statements may be made by BancTrust from time to time in filings with the Securities and Exchange Commission ("SEC") or otherwise. The words "believe," "expect," "seek," and "intend" and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements may include, but are not limited to, projections of income or loss, expenditures, acquisitions, plans for future operations, financing needs or plans relating to services of BancTrust, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. See Item 1A. "Risk Factors." Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

BancTrust does not undertake, and specifically disclaims, any obligation to publicly release the results of revisions which may be made to forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Available Information

BancTrust maintains an internet website, located at http://www.peoplesbt.com. Corporate information, including access to Securities and Exchange Commission filings, is contained on the website.

The Peoples BancTrust Company, Inc. and The Peoples Bank and Trust Company

BancTrust is a bank holding company incorporated under the laws of the State of Alabama in 1984. BancTrust is registered under the Bank Holding Company Act of 1956, as amended (the "Holding Company Act"). BancTrust is the holding company for The Peoples Bank and Trust Company ("Peoples Bank"), which was chartered by the State of Alabama in 1902 and acquired by BancTrust in 1985.

BancTrust and Peoples Bank are headquartered in Selma, Alabama. Peoples Bank conducts a commercial and full-service retail banking business throughout central Alabama. BancTrust operates offices in Dallas, Autauga, Butler, Bibb, Shelby, Elmore, Lee, Tuscaloosa, Jefferson and Montgomery counties and surrounding areas of Alabama. In addition, Peoples Bank offers trust and financial management services, including a full service brokerage operation through PrimeVest Financial Services, Inc. Some of the services offered by Peoples Bank include business and personal checking accounts, savings accounts, money market accounts, certificates of deposit, overdraft protection, personal loans, business loans, real estate mortgage loans, internet banking, ATM banking, travelers' checks, letters of credit, safe deposit box rental, credit card opportunities and both foreign and domestic funds transfer via wire transfer or Automated Clearing House ("ACH").

Peoples Bank is a member of the Federal Deposit Insurance Corporation ("FDIC"), and its deposit accounts are insured by the FDIC to the maximum allowed by law. Peoples Bank is subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "FRB") and the State Banking Department of the State of Alabama (the

"Banking Department"). There are also various requirements and restrictions under the laws of the United States of America and the State of Alabama, which affect the operations of Peoples Bank. These laws include usury requirements, restrictions relating to securities and other requirements. See "Regulation, Supervision and Governmental Policy."

BancTrust's executive offices and the main office of Peoples Bank are located at 310 Broad Street, Selma, Alabama 36701. Peoples Bank operates three offices in Selma, two offices in Tallassee, two offices in Prattville, two offices in Greenville, two offices in Tuscaloosa and one office in each of Birmingham, Montgomery, Georgiana, Centreville, McKenzie, Millbrook, Montevallo, Helena, Eclectic, North Bibb, Opelika, Auburn and Bessemer, Alabama. BancTrust's telephone number is (334) 875-1000.

Lending Activities

Loan Composition. The following table sets forth a five-year comparison of major categories of BancTrust's loans.

	At December 31, (In thousands)				
	2005	2004	2003	2002	2001
Commercial and industrial	$ 87,339	$ 83,315	$ 127,703	$ 147,233	$ 124,033
Real estate - mortgage	260,833	253,556	237,702	246,885	249,525
Real estate - construction	102,005	53,807	43,377	41,857	20,437
Personal	45,196	46,693	51,765	62,522	72,462
Overdrafts and credit line	1,019	1,381	1,790	1,918	2,368
Total loans	$ 496,392	$ 438,752	$ 462,337	$ 500,415	$ 468,825
Less:					
Unearned discount	$ 883	$ 733	$ 933	$ 1,157	$ 1,525
Allowance for loan losses	6,654	9,043	11,995	10,257	7,666
Total loans, net	$ 488,855	$ 428,976	$ 449,409	$ 489,001	$ 459,634

Note: Prior period real estate loan categories have been restated as BancTrust modified its classification criteria for these types of loans. The effect was to increase prior periods real estate construction loans and decrease prior periods real estate mortgage loans by the following amounts: 2004 - $37,626; 2003 - $32,637; 2002 - $30,825; and 2001 - $10,122.

The above loans include agricultural loans totaling approximately $3 million, $3 million, $4 million, $8.3 million and $9.1 million at December 31, 2005, 2004, 2003, 2002 and 2001, respectively. Such agricultural loans do not include other business or personal loans the proceeds of which were used for non-agricultural purposes. The primary source of repayment of these loans is a farm commodity (e.g., timber). See Note 5 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules".

Loan Maturities. The following table reflects at December 31, 2005 the dollar amount of loans maturing or subject to rate adjustment based on their contractual terms. Loans with fixed rates are reflected based upon the contractual repayment schedules, while loans with variable interest rates are reflected based upon the contractual repayment schedules up to the contractual rate adjustment dates. Demand loans, loans having no stated schedules of repayments and loans having no stated maturities are reported as due within three months.

	0-3 Months	4-12 Months	1-5 Years	After 5 Years	Total
			(In thousands)		
Commercial and industrial	$ 45,970	$ 6,317	$ 31,536	$ 3,516	$ 87,339
Real estate-mortgage	105,068	44,634	61,016	50,116	260,833
Real estate-construction	67,273	19,853	14,880	-	102,005
Personal, overdrafts and credit lines	6,034	5,236	28,756	6,189	46,215
Total	$ 224,345	$ 76,039	$ 136,188	$ 59,821	$ 496,392
Loans with fixed interest rates	$ 7,182	$ 20,599	$ 89,136	$ 55,872	$ 172,789
Loans with variable interest rates	217,163	55,440	47,051	3,949	323,603
Total	$ 224,345	$ 76,039	$ 136,188	$ 59,821	$ 496,392

Commercial and Industrial Loans. These loans are generally originated in BancTrust's primary market area. BancTrust's commercial and industrial loans are made for a variety of business purposes, including working capital, inventory, equipment and capital expansion. At December 31, 2005, commercial and industrial loans outstanding totaled $87.3 million, or 17.59% of BancTrust's total loan portfolio. The terms for commercial and industrial loans are generally less than one year. Commercial and industrial loan applications must be supported by current financial information on the borrowers and, where appropriate, by adequate collateral. Approval of the loans is subject to borrowers qualifying for these loans under BancTrust's underwriting standards.

Real Estate Mortgage and Construction Loans. BancTrust also originates one-to-four family, owner-occupied residential mortgage loans secured by property located in BancTrust's primary market area. BancTrust's residential mortgage loans totaled approximately $92.2 million at December 31, 2005. Commercial, construction and development and other real estate mortagage loans comprised the balance of the real estate mortgage loan portfolio at December 31, 2005. BancTrust had $362.8 million, or 73.10% of its total loan portfolio, in real estate mortgage and construction loans at December 31, 2005.

Personal Loans. At December 31, 2005, BancTrust's personal loan portfolio totaled $46.2 million, or 9.31% of BancTrust's total loan portfolio. BancTrust's personal loan portfolio is comprised of automobile loans (including automobile loans originated by dealers), home improvement loans, unsecured personal notes, mobile home loans, boat loans and loans secured by savings deposits. Although personal loans tend to have a higher risk of default than other loans, management believes its monitoring and review processes provide sufficient safeguards. These loans tend to be significantly affected by local economies. Furthermore, BancTrust has experienced increased competition from non-banking institutions in the consumer credit market, as well as reductions in the credit quality of personal loan applicants. Management has elected to reduce its focus on personal loan originations, and continues to closely monitor the quality and performance of the personal loan portfolio.

Lending Limits. BancTrust's limit for unsecured loans to individual customers is 10% of the capital accounts of BancTrust. The limit for unsecured and secured loans combined to individual customers is 20% of the capital accounts of BancTrust, subject to certain terms and conditions. For customers desiring loans in excess of BancTrust's lending limits, BancTrust may loan on a participation basis with its correspondent banks taking the amount of the loan in excess of BancTrust's lending limits. In other cases, BancTrust may refer such borrowers to other institutions.

Nonaccrual, Past Due, Restructured and Potential Problem Loans. BancTrust classifies its problem loans into four categories: non-accrual loans, past-due loans, restructured loans, and potential problem loans.

When management determines that a loan no longer meets the criteria for performing loans and that collection of interest appears doubtful, the loan is placed on nonaccrual status. All loans 90 days past due are placed on nonaccrual status, unless they are adequately secured and there is reasonable assurance of full collection of principal and interest. Management closely monitors all loans which are contractually 90 days past due, restructured or on nonaccrual status. These loans are summarized as follows:

	At December 31,				
	2005	2004	2003	2002	2001
	(In thousands)				
Loans accounted for on a nonaccrual basis	$ 815	$ 2,121	$ 2,204	$ 6,128	$ 5,721
Accruing loans which are contractually past due 90 days or more as to interest or principal payments	-	-	-	-	-
Accruing loans, the terms of which have been restructured to provide a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower	1,547	3,079	13,708	454	81
The gross interest income that would have been recorded in the period then ended if the nonaccrual and restructured loans had been current in accordance with their original terms and had been outstanding through the period or since origination, if held for part of the period	290	277	957	572	349
The amount of interest income on nonaccrual and restructured loans that was included in net income for the period	$ 228	$ 158	$ 685	$ 305	$ 48

By restructuring loans, it is management's intent to reduce the risk of loss to BancTrust by amending repayment or other terms in order to allow borrowers to recover from adverse conditions or events affecting their ability to repay, or by procuring additional collateral which would be available to BancTrust in the event of default.

At December 31, 2005, BancTrust had identified approximately $25 million in potential problem loans compared to $44.3 million at December 31, 2004 (including loans identified in the above table). It is management's opinion that these loans are either adequately collateralized in order to mitigate any exposure to loss in the event of default, or that sufficient allowance for loan loss reserves have been allocated to them in order to absorb any probable losses related to such loans. Aggressive efforts continue to reduce principal, secure additional collateral and improve the overall payment status of these loans.

The following table contains certain ratios related to BancTrust's non-performing assets and allowance for loan losses.

	December 31,				
	2005	2004	2003	2002	2001
Allowance for loan losses as a percent of total loans, net of unearned discount	1.34%	2.06%	2.60%	2.05%	1.64%
Non performing assets as a percent of total loans net of unearned discount	0.72%	0.94%	1.00%	2.65%	1.66%
Coverage of allowance for loan losses to non-accrual loans	816%	426%	544%	167%	134%
Coverage of allowance for loan losses to non-performing assets (1)	187%	219%	261%	77%	99%

1) Non-perfoming assets consist of loans accounted for on a non-accrual basis and other real estate owned.

Management has deployed significant resources toward enhancing processes used in identifying loans it has determined require special attention due to potential weakness. For example, the criteria by which loans are determined to possess potential weaknesses have been broadened, so as to allow for an increasing number of loans to be more closely monitored, and more frequently reviewed. Management anticipates that it will deploy additional resources toward the process of identifying and monitoring loans that require special attention due to potential weakness. See Item 7.- "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Loan Loss Experience. See Notes 1 and 5 to Consolidated Financial Statements incorporated in Item 15.- "Exhibits and Financial Statement Schedules".

The allowance for possible loan losses at BancTrust is maintained at a level which, in management's opinion, is adequate to absorb probable losses on loans in the loan portfolio. The amount of the allowance is affected by: (1) loan charge-offs, which decrease the allowance; (2) recoveries on loans previously charged-off, which increase the allowance; and (3) the provision for possible loan losses charged against income, which generally increases the allowance. In 2005, the provision for possible loan losses had a decreasing effect on the allowance (see "Provision for Loan Losses"). In determining the provision for possible loan losses, management monitors fluctuations in the allowance resulting from actual charge-offs and recoveries. The level of the allowance is based on periodic analyses of the loan portfolio, and represents an amount deemed adequate to provide for inherent losses, including collective impairment. Among other considerations in establishing the allowance for loan losses, BancTrust considers economic conditions within industry segments, loan segmentation and historical loss experiences in the loan portfolio. Ultimately, the total provision applied to income for a given period will generally represent accumulated increases or decreases in the allowance for possible loan losses for that period, which are deemed necessary to maintain the allowance at a level consistent with generally accepted accounting principles. See Item 1A – "Risk Factors."

The following table is a summary of activity in the allowance for loan losses:

	Year Ended December 31,				
	2005	2004	2003	2002	2001
	(Dollars in thousands)				
Balance at beginning of year	$ 9,043	$ 11,995	$ 10,257	$ 7,666	$ 6,072
Charge-offs:					
Commercial and industrial	1,354	1,090	1,420	1,256	426
Real estate-mortgage (1)	326	1,977	1,775	1,652	49
Personal	1,423	1,314	2,219	2,269	2,158
Overdrafts and credit lines	-	28	130	72	77
Total charge-offs	3,103	4,409	5,544	5,249	2,710
Recoveries:					
Commercial and industrial	632	498	118	30	57
Real estate-mortgage (1)	117	294	733	13	25
Personal	640	792	718	569	740
Overdrafts and credit lines	-	22	7	24	19
Total recoveries	1,389	1,606	1,576	636	841
Net charge-offs	(1,714)	(2,803)	(3,968)	(4,613)	(1,869)
(Reductions) Additions (credited) charged to operations	(675)	(149)	5,706	7,204	3,463
Balance at end of year	$ 6,654	$ 9,043	$ 11,995	$ 10,257	$ 7,666
Ratio of net charge-offs to average loans outstanding, net of unearned discounts, during the period	0.37%	0.63%	0.82%	0.95%	0.40%

(1) Includes real estate-construction loans.

The following table presents an allocation of BancTrust's allowance for loan losses at the dates indicated:

	At December 31,					
	2005		2004		2003	
	(Dollars in thousands)					
	%	Amount	%	Amount	%	Amount
Commercial and industrial	28%	$ 1,867	38%	$ 3,416	37%	$ 4,436
Real estate mortgage (1)	48%	3,208	41%	3,727	40%	4,742
Personal	21%	1,393	21%	1,900	23%	2,817
Overdraft and credit line	3%	186	-	-	-	-
Total Allowance	100%	$ 6,654	100%	$ 9,043	100%	$ 11,995

	At December 31,			
	2002		2001	
	(Dollars in thousands)			
	%	Amount	%	Amount
Commercial and industrial	38%	$ 3,910	32%	$ 2,451
Real estate mortgage (1)	32%	3,269	29%	2,254
Personal	30%	3,078	39%	2,961
Overdraft and credit line	-	-	-	-
Total Allowance	100%	$ 10,257	100%	$ 7,666

(1) Includes real estate-construction loans.

BancTrust estimates net-charge off totals as part of its annual budgeting process. For 2006, BancTrust estimates that net charge-offs will total approximately $1.1 million. Loan portfolio growth rates, economic conditions, events and other factors beyond BancTrust's control can influence the actual amount of net-charge offs in any given period. Consequently, BancTrust is not able to predict actual charge-off levels, and must rely on management estimates and other subjective methods in estimating charge-offs for a given period.

BancTrust's board of directors has adopted resolutions whereby BancTrust is committed to specific goals regarding loan quality.

Investment Activities

Securities by Category. Securities are classified as either held-to-maturity, trading or available-for-sale securities. See Notes 1 and 4 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules". There were no securities classified as held-to-maturity or trading at December 31, 2005, 2004 or 2003. The following table sets forth the amount of securities available-for-sale by major categories held by BancTrust at December 31, 2005, 2004 and 2003.

	At December 31,		
	2005	2004	2003
Securities Available for Sale	(In thousands)		
U.S. Treasury, U.S. Agencies and corporations	$ 125,976	$ 126,821	$ 121,338
Obligations of states and political subdivisions	-	-	1,956
Mortgage backed securities	90,913	116,969	81,372
Corporate and other securities	9,154	9,954	20,469
Total	$ 226,043	$ 253,744	$ 225,135

Corporate and other securities as of December 31, 2005, were comprised of the following:

	Securities Available For Sale
	(In thousands)
Corporate bonds	$ 975
Mutual funds	3,544
Common stock	4,635
Total	$ 9,154

All corporate notes are rated A3 to AAA. All mortgage backed securities obligations are either guaranteed by the Federal National Mortgage Association, the Government National Mortgage Association or the Federal Home Loan Mortgage Corporation or have AAA ratings. Common stock holdings include investments in the Federal Reserve Bank, The Federal Home Loan Bank of Atlanta ("FHLB"), The Bankers' Bank of Atlanta and The Alabama Bankers' Bank, all of which are closely monitored by management.

Management considers all of the above securities to have a relatively low level of default or credit risk.

For information regarding the amortized cost and approximate market value of securities at December 31, 2005 and 2004, see Note 4 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules".

Maturity Distributions of Securities. The following table sets forth the distributions of maturities of securities at carrying value as of December 31, 2005.

	0-3 Months	4-12 Months	Over 1 to 5 years	Over 5 to 10 years	Over 10 years	No Specific Due Date
			(Dollars in thousands)			
U.S. Treasury, U.S. agencies and corporations	$ 3,987	$ 14,841	$ 104,275	$ 2,873	$ -	$ -
Obligations of states and political subdivisions	-	-	-	-	-	-
Mortgage backed securities	-	-	12,107	13,971	64,835	-
Corporate and other securities	-	-	975	-	-	8,179
Total	$ 3,987	$ 14,841	$ 117,357	$ 16,844	$ 64,835	$ 8,179
Weighted average yield (%)	1.72%	2.39%	3.65%	4.08%	4.14%	3.18%

(1) Yields on tax-exempt obligations have been computed on a tax-equivalent basis using an incremental rate of 34%.

Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. For information regarding the amortized cost and approximate market value of securities at December 31, 2005, by contractual maturity, see Note 4 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules".

Deposits

Deposits are the primary funding source for BancTrust. BancTrust's deposits consist of checking accounts, regular savings deposits, NOW accounts, Money Market Accounts, Certificates of Deposit and Jumbo Certificates of Deposit. Deposits are attracted from individuals, partnerships and corporations primarily in BancTrust's market area. In addition, BancTrust obtains deposits from state and local entities and, to a lesser extent, the U.S. Government and other depository institutions. As of December 31, 2005, BancTrust's total deposits were $688 million. BancTrust was in receipt of $20.7 million in brokered time deposits at December 31, 2005.

The following table indicates the amount of BancTrust's certificates of deposit and other time deposits, including brokered time deposits, of $100,000 or more by time remaining until maturity as of December 31, 2005.

Maturity Period	Certificates of Deposit	Other Time Deposits
	(In thousands)	
Three months or less	$ 53,799	$ 505
Over three through six months	15,851	494
Over six through twelve months	22,952	4,253
Over twelve months	45,744	1,848
Total	$ 138,346	$ 7,099

The following table sets forth the average balances and average interest rates based on daily balances for deposits for the periods indicated.

	Year Ended December 31,					
	2005		2004		2003	
	Average Deposits	Average Rate	Average Deposits	Average Rate	Average Deposits	Average Rate
	(Dollars in thousands)					
Non-interest bearing demand deposits	$ 81,454	0.00%	$ 76,391	0.00%	$ 73,319	0.00%
Interest bearing demand deposits	232,056	1.49%	222,341	1.01%	196,061	1.05%
Savings deposits	39,314	0.10%	39,918	0.14%	39,447	0.25%
Time deposits	311,864	3.11%	307,460	2.19%	323,421	2.28%
Total deposits	$ 664,688	1.59%	$ 646,110	1.59%	$ 632,248	1.71%

BancTrust utilizes borrowings as a source of funds, albeit to a much lesser extent than deposits. The primary source of borrowed funds is the FHLB, of which BancTrust is a member. At December 31, 2005, BancTrust had borrowed funds outstanding with the FHLB of approximately $37 million. BancTrust also, from time to time, borrows funds on a short-term or overnight basis, to meet current or immediate funding needs. These short-term borrowings are referred to as "Federal funds purchased". At December 31, 2005, BancTrust had no such borrowings. For information regarding borrowed funds at December 31, 2005, see Note 10 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules".

Competition

In order to compete effectively, BancTrust relies substantially on local commercial activity; personal contacts by its directors, officers, other employees and shareholders; personalized services; and its reputation in the communities it serves.

BancTrust is presently competing in its market area with several other Alabama bank holding companies. It also competes with independent banks, thrift institutions, and various other nonbank financial companies operating locally and elsewhere.

The banking business in Alabama is generally, and in BancTrust's primary service areas specifically, highly competitive with respect to both loans and deposits. BancTrust competes with many larger banks and other financial institutions, which have offices over a wide geographic area. These larger institutions have certain inherent advantages, such as the ability to finance wide ranging advertising campaigns and promotions and to allocate their investment assets to regions offering the highest yields and demand. They also offer services such as international banking, which are not offered directly by BancTrust (but could be offered indirectly through correspondent institutions). By virtue of their larger total capitalization (legal lending limits to an individual consumer or corporation are limited to a percentage of *BancTrust*'s total capital accounts), such banks have substantially higher lending limits than does BancTrust. Other entities, both governmental and in private industry, raise capital through the issuance and sale of debt and equity securities and thereby indirectly compete with BancTrust in the acquisition of deposit funds. See Item 1A – "Risk Factors."

Under federal law, Alabama banks and their holding companies may be acquired by out-of-state banks or their holding companies, and Alabama banks and their holding companies may acquire out-of-state banks without regard to whether the transaction is prohibited by the laws of any state. Under federal and Alabama law, the FRB may not approve the acquisition of a bank in Alabama if such bank has not been in existence for at least five years or, if following the acquisition, the acquiring bank holding company and its depository institution affiliates would control 30% or more of the deposits in depository institutions in Alabama. In addition, the federal banking agencies are authorized to approve interstate merger transactions without regard to whether such transactions are prohibited by the law of any state, unless the home state of one of the banks opts out by adopting a law that applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Alabama has enacted legislation that expressly authorizes Alabama banks to participate in interstate mergers in accordance with federal law.

Employees

As of December 31, 2005, BancTrust employed 278 persons, including executive officers, loan officers, bookkeepers, tellers and others. None of BancTrust's employees are presently represented by a union or covered under a collective bargaining agreement. Management considers that BancTrust's employee relations are excellent.

Certain Ratios

The following table shows certain ratios of BancTrust for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,		
	2005	2004	2003
Return on assets:			
Net income/average total assets	0.82%	0.78%	0.69%
Return on equity:			
Net income/average equity	8.16%	8.25%	7.39%
Dividend payout ratio:			
Dividends declared per share/net income per share	39.29%	40.74%	45.83%
Equity to assets ratio:			
Average equity/average total assets	10.11%	9.45%	9.39%

Regulation, Supervision and Governmental Policy

The following is a brief summary of certain statutes, rules and regulations affecting BancTrust and Peoples Bank. A number of other statutes and regulations have an impact on their operations. The following summary of applicable statutes and regulations does not purport to be complete and is qualified in its entirety by reference to such statutes and regulations.

Sarbanes-Oxley Act of 2002. On July 30, 2002, the President of the United States signed the Sarbanes-Oxley Act of 2002 (the "SOX Act") into law. The SOX Act provides for sweeping changes with respect to corporate governance, accounting policies and disclosure requirements for public companies, and also for their directors and officers. Section 302 of the SOX Act ("Corporate Responsibility for Financial Reports") required the SEC to adopt new rules to implement the requirements of the SOX Act. These requirements include new financial reporting requirements and rules concerning corporate governance. New SEC rules require a reporting company's chief executive and chief financial officers to certify certain financial and other information included in the company's quarterly and annual reports. The rules also require these officers to certify that they are responsible for establishing, maintaining and regularly evaluating the effectiveness of the company's disclosure controls and procedures; that they have made certain disclosures to the auditors and to the audit committee of the board of directors about the company's controls and procedures; and that they have included information in their quarterly and annual filings about their evaluation and whether there have been significant changes to the controls and procedures or other factors which would significantly impact these controls subsequent to their evaluation. Certifications by the Company's Chief Executive Officer and Chief Financial Officer of the financial statements and other information have been filed with the SEC as exhibits to this Annual Report on Form 10-K. See Item 9A.- "Controls and Procedures" hereof for BancTrust's evaluation of disclosure controls and procedures. The certifications required by Section 906 of the SOX Act also accompany this Form 10-K. Also, BancTrust has incurred, and expects to continue to incur, costs in connection with its compliance with Section 404 of the SOX Act which requires management to undertake an assessment of the adequacy and effectiveness of BancTrust's internal controls over financial reporting and requires BancTrust's independent external auditors to attest to, and report on, management's assessment and the operating effectiveness of these controls. In September 2005, the SEC extended the Section 404 compliance date for BancTrust and other non-accelerated filers. As a non-accelerated filer, BancTrust anticipates that it will begin to comply with these requirements for its fiscal year ending December 31, 2007.

USA Patriot Act. The USA Patriot Act authorizes regulatory powers to combat international terrorism. The provisions that affect financial institutions most directly provide the federal government with enhanced authority to identify, deter, and punish international money laundering and other crimes. Among other things, the USA Patriot Act prohibits financial institutions from doing business with foreign "shell" banks and requires increased due diligence for private banking transactions and correspondent accounts for foreign banks. In addition, financial institutions have to follow minimum verification of identity standards for all new accounts and are permitted to share information with law enforcement authorities under circumstances that were not previously permitted.

Financial Modernization Legislation. The Gramm-Leach-Bliley Act of 1999 (the "GLB Act") includes a number of provisions intended to modernize and to increase competition in the American financial services industry, including authority for bank holding companies to engage in a wider range of nonbanking activities, such as securities underwriting and general insurance activities. Under the GLB Act, a bank holding company that elects to become a financial holding company may engage in any activity that the FRB, in consultation with the Secretary of the Treasury, determines by regulation or order is (i) financial in nature, (ii) incidental to any such financial activity, or (iii) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The GLB Act specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment, or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the FRB. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are and continue to be well-capitalized and well-managed and have at least a satisfactory rating under the Community Reinvestment Act.

National banks and state banks (assuming they have the requisite investment authority under state law) are also authorized by the GLB Act to engage, through "financial subsidiaries," in any activity that is permissible for a financial holding company (as described above) and any activity that the Secretary of the Treasury, in consultation with the FRB, determines is financial in nature or incidental to any such financial activity, except (i) insurance underwriting, (ii) real estate development or real estate investment activities (unless otherwise permitted by law), (iii) insurance company portfolio securities and (iv) merchant banking. The authority of a bank to invest in a financial subsidiary is subject to a number of conditions, including, among other things, requirements that the bank must be well-managed and well-capitalized (after deducting from capital the bank's outstanding investments in financial subsidiaries).

The GLB Act also adopts a number of consumer protections, including provisions intended to protect privacy of bank customers' financial information and provisions requiring disclosure of ATM fees imposed by banks on customers of other banks.

At this time, BancTrust has not determined whether it will become a financial holding company. Peoples Bank believes that the GLB Act's financial subsidiary provisions and consumer protections have had no material impact on its operations.

Bank Holding Company Regulation. BancTrust is registered as a bank holding company under the Holding Company Act and, as such, is subject to supervision and regulation by the FRB. BancTrust is required to furnish to the FRB an annual report of its operations at the end of each fiscal year and to furnish such additional information as the FRB may require pursuant to the Holding Company Act. BancTrust is also subject to regular examination by the FRB.

Under the Holding Company Act, a bank holding company must obtain the prior approval of the FRB before (i) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. The Holding Company Act generally permits the FRB to approve interstate bank acquisitions by bank holding companies without regard to any prohibitions of state law. See "Competition."

Under the Holding Company Act, approval of the FRB must be obtained prior to acquiring control of BancTrust or Peoples Bank. For purposes of the Holding Company Act, "control" is defined as ownership of more than 25% of any class of voting securities of BancTrust or Peoples Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the BancTrust or Peoples Bank.

As a bank holding company, BancTrust is prohibited under the Holding Company Act, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The activities of BancTrust and of its non-bank subsidiaries are subject to these legal and regulatory limitations under the Holding Company Act and the FRB's regulations thereunder. Notwithstanding the FRB's prior approval of specific nonbanking activities, the FRB has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

The FRB has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See "-Capital Requirements."

The FRB has the power to prohibit dividends by bank holding companies if, depending on the financial condition of the bank in question, the payment of dividends could be deemed as an unsafe or unsound practice. In addition, the FRB has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the FRB's view that a bank holding company should pay cash dividends only to the extent that BancTrust's net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with BancTrust's capital needs, asset quality, and overall financial condition.

Bank Regulation. As an Alabama banking institution, Peoples Bank is subject to regulation, supervision and regular examination by the Banking Department. Peoples Bank is a member of the Federal Reserve System and thus is subject to supervision and regular examination by the FRB under the applicable provisions of the Federal Reserve Act and the FRB's regulations. The deposits of Peoples Bank are insured by the FDIC to the maximum extent provided by law (a maximum of $100,000 for each insured deposit account). Alabama and federal banking laws and regulations control, among other things, Peoples Bank's required reserves, securities, loans, mergers and consolidations, issuance of securities, payment of dividends, and establishment of branches and other aspects of Peoples Bank's operations.

There are statutory and regulatory restrictions on the ability of Peoples Bank to pay dividends to BancTrust. Under Alabama law, a bank may not pay a dividend in excess of 90% of its net earnings until the bank's surplus is equal to at least 20% of its total capital. The approval of the Banking Department is required if the total of all the dividends declared by Peoples Bank in any calendar year will exceed its net earnings for that year combined with its retained net earnings for the preceding two calendar years, less any required transfers to surplus. In addition, no dividends may be paid from surplus without the written approval of the Banking Department.

Peoples Bank is subject to various regulatory capital requirements administered by the federal banking agencies, including the FRB's capital adequacy guidelines for state-chartered banks that are members of the Federal Reserve System ("state member banks"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on BancTrust's financial statements. See "-Capital Requirements."

As a federally insured bank, Peoples Bank is required to pay deposit insurance assessments to the FDIC based on a percentage of its insured deposits. Under the FDIC's risk-based deposit insurance assessment system, the assessment rate for an insured bank depends on the assessment risk classification assigned to the bank. The FDIC set the annual insurance assessment rates applicable to Bank Insurance Fund ("BIF") member banks like Peoples Bank from 0% for well-capitalized banks in the highest supervisory subgroup to 0.27% of insured deposits for undercapitalized banks in the lowest supervisory subgroup. Peoples Bank was a "well-capitalized" bank as of December 31, 2005. In addition to deposit insurance assessments, FDIC-insured institutions are currently required to pay assessments to the FDIC at an annual rate of approximately 0.013% of insured deposits to fund interest payments on certain bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Institution Insurance Fund.

Supervision, regulation and examination of BancTrust and Peoples Bank by the bank regulatory agencies are intended primarily for the protection of depositors rather than for holders of BancTrust stock or of BancTrust as the holder of the stock of Peoples Bank.

Capital Requirements. The FRB has established guidelines with respect to the maintenance of appropriate levels of capital by registered bank holding companies and state member banks. The regulations of the FRB impose two sets of capital adequacy requirements: minimum leverage rules, which require bank holding companies and banks to maintain a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to "risk-weighted" assets.

The regulations of the FRB require bank holding companies and state member banks to maintain a minimum leverage ratio of "Tier 1 capital" (as defined in the risk-based capital guidelines discussed in the following paragraphs) to total assets of 3.0%. Although setting a minimum 3.0% leverage ratio, the regulations state that only the strongest bank holding companies and banks, with composite examination ratings of 1 under the rating system used by the federal bank regulators, would be permitted to operate at or near such a minimum level of capital. All other bank holding companies and banks are expected to maintain a leverage ratio of at least 1% to 2% above the minimum ratio, depending on the assessment of an individual organization's capital adequacy by its primary regulator. Any bank or bank holding company experiencing or anticipating significant growth would be expected to maintain capital well above the minimum levels. In addition, the FRB has indicated that whenever appropriate, and in particular when a bank holding company is undertaking expansion, seeking to engage in new activities or otherwise facing unusual or abnormal risks, it will consider, on a case-by-case basis, the level of an organization's ratio of tangible Tier 1 capital (after deducting all intangibles) to total assets in making an overall assessment of capital.

The risk-based capital rules of the FRB require bank holding companies and state member banks to maintain minimum regulatory capital levels based upon a weighting of their assets and off-balance sheet obligations according to risk. The risk-based capital rules have two basic components: a core capital (Tier 1) requirement and a supplementary capital (Tier 2) requirement. Core capital consists primarily of common stockholders' equity, certain perpetual preferred stock (which must be noncumulative with respect to banks), and minority interests in the equity accounts of consolidated subsidiaries; less intangible assets (primarily goodwill), with limited exceptions for mortgage servicing rights and purchased credit card relationships. Supplementary capital elements include, subject to certain limitations, the allowance for losses on loans and leases; perpetual preferred stock that does not qualify for Tier 1 and long-term preferred stock with an original maturity of at least 20 years from issuance; hybrid capital instruments, including perpetual debt and mandatory convertible securities; and subordinated debt and intermediate-term preferred stock. The risk-based capital regulations assign balance sheet assets and credit equivalent amounts of off-balance sheet obligations to one of four broad risk categories based principally on the degree of credit risk associated with the obligor. The assets and off-balance sheet items in the four risk categories are weighted at 0%, 20%, 50% and 100%. These computations result in the total risk-weighted assets.

The risk-based capital regulations require all banks and bank holding companies to maintain a minimum ratio of total capital to total risk-weighted assets of 8%, with at least 4% as core capital. For the purpose of calculating these ratios: (i) supplementary capital will be limited to no more than 100% of core capital; and (ii) the aggregate amount of certain types of supplementary capital will be limited. In addition, the risk-based capital regulations limit the allowance for loan losses includible as capital to 1.25% of total risk-weighted assets.

In addition, the FRB's capital guidelines require the agency to take into consideration concentrations of credit risk and risks from non-traditional activities, as well as a bank's ability to manage those risks, when determining a bank's capital adequacy. Such evaluation will be made as a part of the bank's regular safety and soundness examination. The FRB's guidelines also specify that its assessment of a bank's capital adequacy will include an assessment of the bank's interest rate risk (that is, the bank's exposure to declines in the economic value of its capital due to changes in interest rates) and authorizing the agency to require a bank to hold additional capital for its interest rate risk exposure.

The FRB has adopted regulations that classify insured depository institutions by capital levels and provide that the FRB will take various prompt corrective actions to resolve the problems of any state member bank that fails to satisfy the capital standards. Under the regulations, a "well-capitalized" bank is one that is not subject to any regulatory order or directive to meet any specific capital level and that has or exceeds the following capital levels: a total risk-based capital ratio of 10%, a Tier 1 risk-based capital ratio of 6%, and a leverage ratio of 5%. An "adequately capitalized" bank is one that does not qualify as "well capitalized" but meets or exceeds the following capital requirements: a total risk-based capital of 8%, a Tier 1 risk-based capital ratio of 4%, and a leverage ratio of either (i) 4% or (ii) 3% if the bank has the highest composite examination rating. A bank not meeting these criteria is treated as "undercapitalized," "significantly undercapitalized," or "critically undercapitalized" depending on the extent to which the bank's capital levels are below these standards. A bank that falls within any of the three "undercapitalized" categories is subjected to certain severe regulatory sanctions. As of December 31, 2005, Peoples Bank was categorized as "well-capitalized."

According to FRB policy, a bank holding company is to act as a source of financial strength to its subsidiary bank and commit resources to the subsidiary's support. This support may be required when the holding company is not able to provide it.

See Item 7.-"Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 17 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules".

Effects of Governmental Policy. The earnings and business of BancTrust and Peoples Bank have been and will be affected by the policies of various regulatory authorities of the United States, particularly the FRB. Important functions of the FRB, in addition to those enumerated above, include the regulation of the supply of money in light of general economic conditions within the United States. The instruments of monetary policy employed by the FRB for these purposes influence in various ways the overall level of securities, loans, other extensions of credit and deposits, and the interest rates paid on liabilities and received on interest-earning assets.

Banking is a business that depends on interest rate differentials. In general, the difference between the interest paid by Peoples Bank on its deposits and its other borrowings and the interest received by Peoples Bank on loans extended to customers and securities held in its securities portfolios comprises the major portion of Peoples Bank's earnings. The earnings and gross income of Peoples Bank thus have been and will be subject to the influence of economic conditions generally, both domestic and foreign, and also to monetary and fiscal policies of the United States and its agencies, particularly the FRB. The nature and timing of any future changes in such policies and their impact on Peoples Bank are not predictable.

ITEM 1A. RISK FACTORS

In addition to the other information contained in or incorporated by reference into this Form 10-K and the exhibits hereto, the following risk factors should be considered carefully in evaluating BancTrust's business. The risks disclosed below, either alone or in combination, could materially adversely affect the business, financial condition or results of operations of BancTrust. Additional risks not presently known, or that are not currently deemed material, may also adversely affect BancTrust's business, financial condition or results of operations.

BancTrust may need to raise capital in the future when capital may not be available on favorable terms or at all.

BancTrust is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. BancTrust anticipates that capital resources will satisfy these requirements in the near term. However, BancTrust may need to raise additional capital to support growth or for other needs. The ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are beyond BancTrust's control, as well as on BancTrut's current and anticipated financial performance. Accordingly, there can be no assurances as to BancTrust's ability to raise additional capital, if needed, on favorable terms or at all. In the event BancTrust is unable to raise additional capital when needed, its ability to further expand operations through internal growth and acquisitions could be impeded.

BancTrust's allowance for possible loan losses may not be sufficient.

While BancTrust attempts to maintain diversification within its loan portfolio in order to avoid undue concentrations of credit risk, it also maintains an allowance for loan losses to absorb probable losses inherent in the loan portfolio. The determination of the appropriate level of the allowance for loan losses necessarily involves subjectivity and requires BancTrust to make significant estimates of current credit risks and future trends, all of which may change materially from period to period. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and beyond BancTrust's control, may require an increase in the allowance for loan losses.

In addition, BancTrust's primary regulatory agencies periodically review the allowance for loan losses and may require increases in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of BancTrust. In addition, if net charge-offs in future periods exceed the allowance for loan losses, BancTrust will need additional provisions to increase the allowance for loan losses. These types of increases in the allowance for loan losses would cause net income and perhaps capital to decline, constituting a material adverse effect on financial condition and results of operations of BancTrust. For a detailed discussion of BancTrust's loan loss reserve methodologies, see "Allowance for Loan Losses" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Banking is a heavily regulated business.

The banking industry is heavily regulated under both federal and state law. BancTrust is subject, in certain respects, to regulation by the Federal Reserve Board, the Federal Depository Insurance Corporation and the Alabama State Banking Department. BancTust's success depends not only on competitive factors but also on state and federal regulations affecting banks and bank holding companies. The regulations are primarily intended to protect depositors, not stockholders. The ultimate effect of recent and proposed changes to the regulation of the financial institution industry cannot be predicted. Regulations now affecting us may be modified at any time, and there is no assurance that such modifications, if any, will not adversely affect BancTrust's business.

BancTrust's information systems may experience an interruption or breach in security.

BancTrust relies heavily on communications and information systems to conduct its business. Failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, accounting, deposit, loan and other systems. While BancTrust maintains policies and procedures designed to prevent or limit the effect of such failures, interruptions or security breaches, there can be no assurance that such an event will not occur or that if it does, it will be of such a nature that the aforementioned policies and procedures are able to effectively neutralize its potential adverse impact on BancTrust. The occurrence of failures, interruptions or security breaches of information systems could damage BancTrust's reputation, result in loss of customer business, subject BancTrust to additional regulatory scrutiny, or expose BancTrust to civil litigation and possible financial liability, any of which could have a material adverse effect on the financial condition and results of operations of the Company.

Technology is constantly changing.

The banking industry has been and remains in an environment of rapid technological changes and advancements, with frequent introductions of new technology-driven products and services. Used effectively and in conjunction with sound management practices, technology can increase efficiencies and enable financial institutions to better serve customers and reduce costs. The future success of BancTrust depends, in part, upon its ability to effectively introduce technology-driven solutions that meet customer needs and enhance operational efficiencies. Many of BancTrust's competitors have substantially greater resources to invest in technological improvements. BancTrust may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the banking industry could have a material adverse impact on BancTrust's business and, therefore, its financial condition and results of operations.

Internal controls and procedures could fail or be circumvented.

BancTrust regularly reviews and updates its financial reporting and disclosure controls, as well as policies and procedures regarding corporate governance. Any system of controls, however well designed and administered, has inherent limitations, including the possibility that a control can be circumvented or overridden. These limitations could result in misstatements due to error or fraud, which may not be detected in a timely manner. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to BancTrust's adherence to financial reporting, disclosure and corporate governance policies and procedures.

Banking is heavily competitive business.

Competition in the banking and financial services industry is intense. BancTrust competes with other commercial banks, savings and loan associations, credit unions, finance companies, insurance companies, brokerage firms and other financial intermediaries that offer similar services, operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than does BancTrust and may offer certain services that BancTrust does not or cannot provide. Additionally, some competitors are not subject to the same regulations that govern BancTrust and may have greater flexibility in competing for business. The profitability of BancTrust depends upon its continued ability to compete effectively in its various markets.

BancTrust's success is heavily dependent upon local economic conditions.

The success of BancTrust depends heavily on overall economic conditions in the geographic markets it serves. Local economic conditions in these areas have a significant impact on commercial, real estate and construction loans, the ability of borrowers to repay these loans and the value of the collateral securing them. Adverse changes in the economic conditions of the State of Alabama in general or any one or more of these local markets could negatively impact the financial results of BancTrust's operations and have a negative effect on its profitability.

BancTrust's financial condition and results of operations could be significantly impacted by interest rate fluctuations.

BancTrust's financial condition and profitability depends significantly upon its net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Net interest income will be adversely affected if market interest rates change such that the interest paid on deposits and borrowings increases faster than the interest earned on loans and investments. Changes in interest rates could also adversely impact the economic value of BancTrust's stockholders' equity. Economic value of equity is the difference between the fair market value of assets and liabilities. See "Interest Rate Risk" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Substantial sales of BancTrust's common stock could cause declines in its stock price.

Should BancTrust or its stockholders sell substantial amounts of its common stock in the public market, the market price of BancTrust's common stock could fall. Such sales have the potential to make it more difficult for BancTrust to raise capital through the sale of common stock or use its common stock as currency in future acquisitions.

BancTrust's growth strategy contemplates merger and acquisition activity.

BancTrust seeks merger or acquisition partners that possess either desirable market presence or have potential for profit growth through enhanced financial management, economies of scale or expanded services. Acquiring other banks, businesses or branches involves various risks commonly associated with acquisitions, including, among other things:

- Potential exposure to unknown or contingent liabilities of the target company.
- Exposure to potential asset quality issues of the target company.
- Difficulty and expense of integrating the operations and personnel of the target company.
- Potential disruption to BancTrust's business.
- The possible loss of key employees and customers of the target company.
- Difficulty in estimating the value of the target company.
- Potential changes in banking or tax laws or regulations that may affect the target company.

Mergers and acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on BancTrust's financial condition and results of operations.

BancTrust could issue additional securities, resulting in dilution of current ownership percentages.

BancTrust may, from time to time, issue additional securities to raise capital, finance acquisitions or honor the exercise or conversion of outstanding stock options. Such issuances would dilute the ownership interests of existing stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

BancTrust's principal executive offices and Peoples Bank's main office are located at 310 Broad Street, Selma, Alabama in a building owned by Peoples Bank. At March 20, 2005, Peoples Bank maintained 24 offices in Dallas, Autauga, Butler, Bibb, Elmore, Shelby, Montgomery, Lee, Jefferson and Tuscaloosa counties, of which 8 are leased. See Note 17 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules".

ITEM 3. LEGAL PROCEEDINGS

In the opinion of BancTrust, based on review and consultation with legal counsel, the outcome of any litigation presently pending is not anticipated to have a material adverse effect on BancTrust's consolidated financial statements or results of operations.

See Note 14 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules".

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Walter A. Parrent, 66 has served as President and Chief Executive Officer of Peoples Bank and BancTrust since September of 2005. Prior to assuming his current position, Mr. Parrent served as President, Chief Executive Officer and Director of Colonial Bank, Georgia Region until April 2005. Mr. Parrent joined Colonial Bank in 1987, where he served in various executive positions prior to the aforementioned position he held until April 2005. Mr. Parrent began his banking career in Opelika, Alabama in 1967.

Elam P. Holley, Jr., 55, has served as Senior Executive Vice of Peoples Bank and BancTrust since September of 2005. Prior to assuming his current position, Mr. Holley served as President and Chief Executive Officer of Peoples Bank and BancTrust, beginning in January of 2003. Prior to that, Mr. Holley served as President and Chief Operating Officer of Peoples Bank and BancTrust from 1994 through 2002. Mr. Holley has been an officer of Peoples Bank since 1975 and a Director of Peoples Bank and BancTrust since 1988.

Andrew C. Bearden, Jr., 59, has served as Executive Vice President – Operations/Finance Division of Peoples Bank and Executive Vice President and Chief Financial Officer of BancTrust since 1996. Prior to assuming his position as manager of Operations/Finance Division, Mr. Bearden served as manager of Retail/Operations Division of Peoples Bank since 1994. Mr. Bearden was in private practice as a certified public accountant prior to his employment with Peoples Bank in 1985.

Gerald F. Holley, 62, has served as Executive Vice President and Senior lender of Peoples Bank since February of 2003 and Executive Vice President and Assistant Secretary of BancTrust since July of 2000. Prior to assuming his current position, Mr. Holley was Executive Vice President and Head of the Lending Division of Peoples Bank. Prior to joining BancTrust in July of 2000, Mr. Holley served as Senior Vice President of Operations for Colonial BancGroup in Montgomery, Alabama from 1998 to 2000, and President of the Chattahoochee Valley Area Banks of Colonial BancGroup from 1993 to 1998. Mr. Holley began his banking career in Anniston, Alabama in 1962.

Terry S. Pritchett, 55, has served as Executive Vice President and Risk Management Officer of both Peoples Bank and BancTrust since October of 2002. Prior to that, Mrs. Pritchett served as Senior Vice President and Auditor for Peoples Bank and BancTrust from December 1997, to October 2002. Mrs. Pritchett joined Peoples Bank in April of 1984 as Auditor.

M. Scott Patterson, 63, has served as Executive Vice President of Peoples Bank and BancTrust since 1996. Mr. Patterson also serves as Financial Services Division Manager, Secretary and Chief Investment Officer of Peoples Bank and Secretary of BancTrust. Mr. Patterson has been in all these positions, with the exception of Chief Investment Officer, with Peoples Bank since 1985 and with BancTrust since 1997. Mr. Patterson was named Chief Investment Officer in February of 2003. Prior to coming to Peoples Bank in 1983, Mr. Patterson served for 20 years in the United States Air Force, retiring as a Lieutenant Colonel.

Lynn D. Swindal, 52, has served as Executive Vice President-Retail Division Manager of Peoples Bank and Executive Vice President and Assistant Secretary of BancTrust since December of 1998. Prior to that, Mrs. Swindal served as Senior Vice President-Loan Administration of Peoples Bank. Mrs. Swindal has been employed with Peoples Bank since 1978. Prior to coming to Peoples Bank, Mrs. Swindal was employed at National Bank & Trust Co. in St. Petersburg, Florida.

Jefferson G. Ratcliffe, Jr., 44, has served as Senior Vice President and Senior Credit Officer of Peoples Bank since February of 2003. Prior to that, Mr. Ratcliff e served as Regional President of the Prattville/Millbrook Division of Peoples Bank from December 1997 to February of 2003. Mr. Ratcliffe joined Peoples Bank in 1985.

All officers serve at the discretion of the boards of directors of BancTrust or Peoples Bank. There are no known arrangements or understandings between any officer and any other person pursuant to which he or she was or is to be selected as an officer.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The common stock of BancTrust is listed on the Nasdaq Small Cap Market under the symbol "PBTC."

The following table is the reported sale information for the common stock for each quarterly period within the last two fiscal years, along with the dividends declared. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions.

2005	High	Low	Dividends Declared (per common share)
January - March	$ 18.43	$ 15.45	$ 0.11
April - June	17.42	15.10	0.11
July - September	17.49	15.15	0.11
October - December	$ 19.47	$ 16.30	$ 0.11

2004	High	Low	Dividends Declared (per common share)
January - March	$ 16.18	$ 14.75	$ 0.11
April - June	16.99	13.87	0.11
July - September	14.75	13.51	0.11
October - December	$ 17.15	$ 13.88	$ 0.11

See Note 17 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules" regarding regulatory approval for the payment of dividends to BancTrust by Peoples Bank.

Although BancTrust has no established policy regarding dividends, BancTrust has paid regular dividends in recent years. There can be no assurance, however, as to whether, or in what amounts, BancTrust might declare dividends in the future, or whether such dividends, once declared, will continue. Future dividends are subject to the discretion of the Board of Directors and depend on a number of factors, including future earnings, financial condition, and capital requirements, along with economic and market conditions.

The primary source of BancTrust's revenues (including funds to pay dividends) is dividends from Peoples Bank. Alabama law imposes certain restrictions on the ability of BancTrust and Peoples Bank to pay dividends. See Item 1.-"Business--Regulation, Supervision and Governmental Policy" and Note 17 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules".

As of March 16, 2006, BancTrust had 823 stockholders of record, and 5,899,198 shares of common stock outstanding. This total does not reflect the number of persons who hold stock in nominee or "street name" through various brokerage firms and other financial institutions.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth certain historical financial information for BancTrust. This information is based on the consolidated financial statements of BancTrust including applicable notes incorporated by reference elsewhere herein.

FIVE YEAR COMPARISON OF SELECTED FINANCIAL DATA

	2005	2004	2003	2002	2001
	(Dollars in thousands, except for per share amounts)				
Interest income	$ 42,023	$ 36,869	$ 38,799	$ 43,966	$ 51,205
Interest expense	15,416	11,375	11,972	14,422	23,805
Net interest income	26,607	25,494	26,827	29,544	27,400
(Credit) provision for loan losses	(675)	(149)	5,706	7,204	3,463
Noninterest income	9,038	8,933	11,772	9,888	8,742
Noninterest expense	27,185	26,563	25,592	24,856	23,933
Income before income tax	9,136	8,013	7,302	7,372	8,745
Provision for income tax	2,599	1,971	1,964	2,235	2,534
Net income	6,537	6,042	5,338	5,137	6,211
Net income per share (basic)	1.13	1.08	0.96	0.92	1.10
Net income per share (diluted)	1.12	1.08	0.96	0.92	1.10
Cash dividends declared and paid per share	0.44	0.44	0.44	0.43	0.40
Borrowed funds	37,732	48,313	56,690	67,478	58,700
Total assets, December 31	$ 811,773	$ 792,249	$ 778,581	$ 740,261	$ 693,707

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

The following is a discussion and analysis of the consolidated financial condition and results of operations of BancTrust, as of the dates and for the years indicated. It is intended to be read in conjunction with the consolidated financial statements and notes thereto, along with various other financial data disclosures, both current and historical, contained in this Annual Report on form 10-K.

OVERVIEW

This overview is intended to discuss briefly and on a broad basis, some of the primary factors affecting the business of BancTrust. It is not intended to be a detailed discussion of any one or multiple topics. Additionally, BancTrust does not intend to convey that topics discussed in this overview are any more significant, or possess any greater degree of risk, than topics discussed elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

At December 31, 2005 BancTrust had total assets of $811,773,000, compared to $792,249,000 at December 31, 2004. Asset growth primarily occurred in loans, as securities, cash and cash equivalents declined. Total deposits increased to $688,049,000 at December 31, 2005 from $665,653,000 at December 31, 2004. BancTrust experienced increased demand for loans in 2005, thereby allowing BancTrust to redeploy funds from lower yielding securities and cash equivalent portfolios into its higher yielding loan portfolio. Also, BancTrust funded loan growth through increased deposits while repaying a significant portion of its borrowed funds.

BancTrust earned $26,607,000 in net interest income in calendar year 2005, compared to $25,494,000 in calendar year 2004. In 2005, BancTrust's net interest margin was 3.64%, compared to 3.54% in 2004. Net interest margin is net interest income expressed as a percentage of average earning assets, or stated another way, is the net yield earned on interest earning assets after deducting interest expense. As stated above, increased loan demand in 2005 contributed to the improvement in net interest margin between the two years.

Provision for loan losses declined from ($149,000) in 2004 to ($675,000) in 2005, representing a credit balance in each of 2004 and 2005, and having the effect of increasing net income (see "Provision for Loan Losses"). Noninterest income increased in 2005, primarily due to higher deposit service charges. Noninterest expense increased to $27,185,000 in 2005 from $26,563,000 in 2004, primarily from higher salaries and employee benefits expenses, along with increased premises and equipment expense.

CRITICAL ACCOUNTING POLICIES

BancTrust's significant accounting policies are presented in Note 1 to Consolidated Financial Statements. These policies, along with the disclosures presented in the other footnotes, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Those accounting policies involving significant estimates and assumptions by management, which have, or could have, a material impact on the carrying value of certain assets and impact comprehensive income, are considered critical accounting policies. BancTrust recognizes the following as critical accounting policies: Allowance for Loan Losses and Goodwill Impairment Analysis.

Allowance for Loan Losses. Management's ongoing evaluation of the adequacy and allocation of the allowance considers both impaired and unimpaired loans and takes into consideration the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, the reviews of regulators, and an analysis of current economic conditions. While management believes that it has exercised prudent judgment and applied reasonable assumptions which have resulted in an allowance presented in accordance with generally accepted accounting principles, there can be no assurance that in the future, adverse economic conditions, increased nonperforming loans, regulatory concerns, or other factors will not require further increases in, or re-allocation of the allowance. A more detailed discussion of BancTrust's allowance for loan losses is included in the respective section of Management's Discussion and Analysis and Note 1 to Consolidated Financial Statements.

Goodwill Impairment Analysis. Goodwill represents the excess of the cost of the acquisition over the fair value of the net assets acquired. BancTrust tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate that there may be impairment. BancTrust has elected to perform its annual testing as of June 30 each year. The goodwill impairment test is a two-step process, which requires management to make judgments in determining the assumptions used in the calculations. The first step involves estimating the fair value of each reporting unit and comparing it to the reporting unit's carrying value, which includes the allocated goodwill. If the estimated fair value is less than the carrying value, then a second step is performed to measure the actual amount of goodwill impairment. The second step first involves determining the implied fair value of goodwill. This requires BancTrust to allocate the estimated fair value to all the assets and liabilities of the reporting unit. Any unallocated fair value represents the implied fair value of goodwill which is compared to its corresponding carrying value. If the carrying value exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Fair values of reporting units were estimated using discounted cash flow models derived from internal earnings forecasts. The key assumptions used to estimate the fair value of each reporting unit included earnings forecasts for 10 years, terminal values based on future growth rates and discount interest rates. Changes in market interest rates, depending on the magnitude and duration, could impact the discount interest rates used in the impairment analysis. Generally, and with all other assumptions remaining the same, increasing the discount interest rate used in the analysis would tend to lower the fair value estimates, while lowering the discount interest rate would tend to increase the fair value estimates.

The goodwill impairment analysis for 2005 indicated that no impairment write-offs were required. Further discussion regarding BancTrust's accounting for goodwill is included at Note 1 to Consolidated Financial Statements.

BALANCE SHEET SUMMARY

Loans

BancTrust's largest earning asset category is its loan portfolio. Because loans generally generate the highest yields, most other assets and liabilities are managed to accommodate fluctuations in the loan portfolio.

At December 31, 2005, BancTrust's loans, net of the unearned discount, totaled $495,509,000, compared to $438,019,000 at December 31, 2004.

The following table illustrates the loan portfolio of BancTrust at December 31, 2005 and 2004 by major loan category, along with the change in each category between the two periods.

	At December 31, (In thousands)		
	2005	2004	Change
Commercial and industrial	$ 87,339	$ 83,315	$ 4,024
Real estate - mortgage (1)	362,838	307,363	55,475
Personal	45,196	46,693	(1,497)
Overdrafts and credit line	1,019	1,381	(362)
Total loans	496,392	438,752	57,640
Less:			
Unearned discount	883	733	150
Total loans, net of the unearned discount	$ 495,509	$ 438,019	$ 57,490

(1) includes real estate contruction loans.

Real estate mortgage loans increased to $362,838,000 at December 31, 2005 from $307,363,000 at December 31, 2004, as BancTrust continued to place emphasis on originating loans secured by real estate. BancTrust emphasizes origination of loans secured by real estate primarily because fair market values for real estate tend to be more stable and readily determinable than fair market values for other forms of collateral such as equipment and inventories. Additionally, real estate collateral tends to facilitate a more orderly and timely liquidation in the event of default by the borrower.

Commercial and industrial loans totaled $87,339,000 at December 31, 2005 compared to $83,315,000 at December 31, 2004. Commercial and industrial loans are typically secured by assets such as inventories and equipment.

The personal loan portfolio declined from $46,693,000 at December 31, 2004 to $45,196,000 at December 31, 2005. Personal loans primarily include loans to individuals for household, family and other consumer related expenditures. This decline extends a trend that BancTrust has experienced in recent periods. The two main factors for this declining trend remain the same as for prior periods, and are as follows: First, alternative sources of credit continue to be more available to consumers than in prior years. Major sources of alternative credit include credit cards, finance companies and manufacturer direct financing on consumer goods such as automobiles, recreational vehicles and major appliances. Second, denials of personal loan applications remain high, primarily due to existing debt levels of personal loan applicants. For these reasons and others, BancTrust has chosen to reduce its emphasis on originating personal loans.

Allowance for Loan Losses

Management's estimate of uncollectible amounts within BancTrust's loan portfolio is represented by the allowance for loan losses. The allowance for loan losses is established through charges against earnings in the form of a provision for loan losses. A loan is charged against the allowance for loan losses when management determines that it is probable that BancTrust will not recover the entire loan balance either through repayment by the customer or from collateral proceeds. Should a loan that has been charged off be recovered, either partially or entirely, it is credited back to the allowance. Periodic reviews of the loan portfolio that include analysis of such factors as current and expected economic conditions, historical loss experience and levels of non-accruing loans and delinquencies, determine the appropriate level at which to maintain the allowance for loan losses. Because the allowance is based on assumptions and subjective judgments, it is not necessarily reflective of the charge-offs that may ultimately occur.

Management monitors and evaluates all loans, in an effort to identify those which currently possess, or otherwise indicate characteristics of weakness, potential weakness or non-conformity with their original terms. A loan is evaluated in light of its performance against its original stated terms, the fair market value of the collateral securing the loan, known or anticipated economic events and or trends, and the on-going credit worthiness of the borrower and any guarantors. If when a loan is evaluated, there is determined to be a deficiency (or deficiencies) in any of the aforementioned areas, the loan is added to a list of loans which are subject to heightened scrutiny, and for which additional loss reserves are maintained, depending on the magnitude of the deficiencies. The loan continues to be monitored closely, which may include modifications through negotiations with the borrower. Such modifications may include, but are not limited to, the assignment of additional collateral, the modification of repayment terms and the procurement of a guarantor(s). Only after the loan has been paid back in full, or performs in a favorable manner for a sustained period of time with all identified deficiencies having been duly discharged and documented, will the loan no longer receive the exceptionally close and frequent monitoring previously described.

Using input from BancTrust's credit risk identification process, BancTrust's credit administration area analyzes and validates the loan loss reserve methodology at least quarterly. The analysis includes specific allowances for individual loans and general allowances for certain pools of loans. The credit administration area along with senior management reviews and ensures the methodology is appropriate and that all risk elements have been assessed in order to determine the appropriate level of allowance for the inherent losses in the loan portfolio at each quarter end. In addition, the allowance methodology is discussed with and reviewed quarterly by the Loan Committee of the Board of Directors.

The first area of the allowance for loan losses analysis involves the calculation of specific allowances for individual impaired loans as required by SFAS 114 and 118. In addition, BancTrust requires that a broad group of loans be analyzed for impairment each quarter (this includes all loans of $500,000 and above that have internal risk ratings below a predetermined classification level). The credit administration area validates all impairment testing and validates the reserve allocations for all impaired loans each quarter. Reserves associated with these activities are based on a thorough analysis of the most probable sources of repayment which is normally the liquidation of collateral, but also includes discounted future cash flows or the market value of the loan itself.

The second reserve area is the general allowance for loan pools assessed by applying loan loss allowance factors to groups of loans within the portfolio that have similar characteristics. This part of the methodology is governed by SFAS 5. The general allowance factors are based upon recent and historical charge-off experience and are typically applied to the portfolio by loan type. Historical loss analyses provide the basis for factors used for homogenous pools of smaller loans, such as residential real estate and other consumer loan categories which are not evaluated based on individual risk ratings but almost entirely based on historical losses. The statistics used in this analysis of this second reserve element are adjusted quarterly based on loss trends and risk rating migrations.

At December 31, 2005, BancTrust's allowance for loan losses had a balance of $6,654,000, compared to $9,043,000 at December 31, 2004. The ratio of the allowance to total loans, net of the unearned discount, was 1.34% and 2.06% at December 31, 2005 and 2004, respectively. At December 31, 2005, management had identified $24,974,000 of potential problem loans compared to $44,332,000 at December 31, 2004. At each of December 31, 2005 and 2004, potential problem loans included impaired loans of $7,487,000 and $6,587,000, respectively, and non-accruing loans of $815,000 and $2,121,000 respectively. Reserves for potential problem loans accounted for $2,540,000 of the $6,654,000 allowance for loan losses at December 31, 2005. At December 31, 2004, potential problem loans accounted for $5,065,000 of the $9,043,000 of allowance for loan losses. Non-accruing loans as a percent of total loans net of the unearned discount were 0.16% and 0.48% for December 31, 2005 and December 31, 2004 respectively. The coverage of the allowance to non-accruing loans was 816% and 426% at December 31, 2005 and 2004, respectively. As a percentage of average loans, net of the unearned discount, net loan charge offs in 2005 were 0.37% compared with 0.63% in 2004.

BancTrust's management believes that material improvements in credit quality are directly related to intensive review of and modifications to its credit administration processes beginning late in 2002. To that end, BancTrust established the executive level position of Senior Credit Officer, thereby segregating credit administration functions from lending functions as administered by the Senior Lender. Significant resources were then allocated to establishing and or modifying credit review processes with the intent being to produce highly critical and objective analyses of existing and proposed credit facilities. Through such analyses, management significantly enhanced its ability to identify and manage certain risks inherent in the lending function. Management remains firmly committed to devoting the necessary time, energy and other resources required to maintain credit quality.

Management believes that at its current level, the allowance for loan losses is sufficient to absorb all probable losses that currently exist in BancTrust's loan portfolio. See Notes 1 and 5 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules" for further information regarding the allowance for loan losses. See also Item 1A – "Risk Factors."

Securities

BancTrust's securities portfolio decreased to $226,043,000 at December 31, 2005 from $253,744,000 at December 31, 2004. Available funds were deployed out of BancTrust's investment securities portfolio and into its loan portfolio, to accommodate growth in the loan portfolio (see "Loans").

At December 31, 2005, BancTrust had pledged to the State Treasurer for the State of Alabama and other parties $149,148,000, or approximately 66% of its investment securities portfolio. These securities are typically pledged as collateral to government or other public entities for deposits held by BancTrust that exceed the FDIC insurable limit.

The entire securities portfolio is classified as "available-for-sale", requiring that it be marked-to-market with the unrealized gains and losses, net of the related tax effect, reflected directly in stockholders' equity. The portfolio had net unrealized losses of $3,449,000 (net of tax) at December 31, 2005, compared to a net unrealized gain of $947,000 (net of tax) at December 31, 2004. See Notes 1 and 4 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules" for further information regarding securities.

Cash and Cash Equivalents

Cash and cash equivalents totaled $48,585,000 at December 31, 2005 and $63,177,000 at December 31, 2004. As with securities (see "Securities"), BancTrust deployed funds out of cash and cash equivalents to accommodate growth in its loan portfolio (see "Loans"). Cash and cash equivalents are comprised of cash and due from other banks and federal funds sold and resell agreements. Cash and due from banks totaled $34,585,000 at December 31, 2005 compared to $46,177,000 at December 31, 2004. Federal funds sold and resell agreements totaled $14,000,000 at December 31, 2005 compared to $17,000,000 at December 31, 2004. These investments are highly liquid, and typically have investment terms of only one day.

Within cash and due from other banks are short term certificates of deposit held in other banks. Historically, BancTrust has held funds in other banks on a demand basis, and at levels only necessary to conduct day-to-day correspondent banking transactions, or held substantial funds at the FHLB on a demand basis when the interest rate paid by FHLB for such funds exceeded that of other financial institutions' published federal funds rates. In order to increase the yields earned on cash equivalent instruments, BancTrust purchased from certain unaffiliated financial institutions the aforementioned certificates of deposit. BancTrust monitors closely the financial institutions from which these certificates are purchased, and follows strict policy guidelines regarding minimum capital levels and other safety and soundness measures that must be met before a purchase is made. These instruments typically have maturities of less than one year. BancTrust held $4,345,000 and $15,614,000 of these instruments at December 31, 2005 and 2004, respectively.

Cash and cash equivalents are monitored on a daily basis. Management attempts to strike a balance between alternative investments opportunities such as loans and investment securities, and its operating liquidity needs (see "Liquidity").

Other Real Estate

Other real estate ("ORE") represents real estate BancTrust has acquired via foreclosure on loans secured by real estate, or otherwise taken possession of in lieu of foreclosure on loans secured by real estate, or other premises not used in the ordinary course of its operations. When BancTrust takes possession of real estate in such a manner, it is recorded at its fair market value. Periodically, BancTrust may reduce the value of ORE through write downs in its value resulting from fluctuations in market values. Additionally, BancTrust may periodically record write downs that are related to regulations addressing the maximum period of time a single ORE property can be recorded at a value greater than $1.

Other real estate, net of accumulated write downs, totaled $2,746,000 at December 31, 2005 and $2,006,000 at December 31, 2004.

Deposits

BancTrust's primary source of funding for its lending and investment activities is its deposit base. At December 31, 2005, BancTrust had total deposits in the amount of $688,049,000. At December 31, 2004, total deposits were $665,653,000. BancTrust continually seeks to attract deposit relationships with new and existing customers within its primary markets. As loan demand and growth accelerated in 2005 (see "Loans"), so to did BancTrust's emphasis on developing deposit relationships within its primary markets. As a result, the aforementioned increase in total deposits occurred.

Noninterest bearing deposits increased to $85,538,000 at December 31, 2005 from $78,641,000 at December 31, 2004. Interest bearing transaction accounts such as negotiable order withdrawl ("NOW") accounts and insured money market accounts ("IMMA") along with savings accounts declined from a combined total of $287,580,000 at December 31, 2004 to $274,975,000 at December 31, 2005.

Time deposits increased to $327,536,000 at December 31, 2005, compared to $299,432,000 at December 31, 2004. BancTrust attracted additional retail time deposits in its primary markets to meet some of the aforementioned loan funding requirements (see "Loans"), as well as $10,000,000 of brokered time deposits for the same purpose. BancTrust utilizes brokered time deposits in order to meet funding needs not met by more traditional types of deposits. At December 31, 2005, BancTrust was in receipt of $20,669,000 of brokered time deposits. Brokered time deposits are more likely to be withdrawn from BancTrust than other, more traditional types of deposits. Brokered time deposits are fully insured by the FDIC. See Item 1.- "Business – Bank Regulation".

Liquidity

Liquidity describes BancTrust's ability to meet its needs for cash. Those needs primarily include lending, withdrawal demands of customers and the payment of operating expenses.

Liquidity management is crucial in ensuring that BancTrust is able to conduct its day-to-day business. Without proper liquidity management, BancTrust would be restricted in its activities as a financial institution, including its ability to meet the needs of the communities it serves.

Typically, increasing the liquidity of BancTrust would serve to reduce its profits as a result of reduced earnings from assets with shorter maturities. Estimating liquidity needs is made more complex by the fact that certain balance sheet components are, by nature, more controllable by management than others. For example, the maturity frequency of the securities portfolio is generally manageable at the time investment decisions are made. However, deposits flowing into and out of BancTrust are much less predictable and controllable by management. Monitoring liquidity needs and the changing relationships among certain balance sheet components is the responsibility of BancTrust's Asset Liability Committee ("ALCO") (see "Interest Rate Risk").

The asset items that are BancTrust's primary sources of liquidity are cash and cash equivalents (see "Cash and Cash Equivalents"). These assets represent the most immediately available source of funds from which BancTrust is able to provide loans to it customers, meet the deposit withdrawal demands of its customers and pay its operating expenses.

The asset base generates liquidity through interest and fee income, loan repayments and the maturity or sales of other earning assets including securities. At December 31, 2005, approximately 17.3% of the total securities portfolio was to mature, or otherwise reprice within one year. At December 31, 2005, the entire securities portfolio, having a value of $226,043,000, was classified as available-for-sale. These securities are generally high grade; marketable securities (see "Securities").

The liability base generates liquidity through deposit growth, the renewal of maturing deposits and accessibility to external sources of funds, ("Borrowed funds"). Borrowed funds totaled $37,732,000 at December 31, 2005, compared to $48,313,000 at December 31, 2004. BancTrust has several available sources from which to borrow funds.

The predominant source of borrowed funds utilized by BancTrust is the FHLB. At December 31, 2005, BancTrust had borrowed from the FHLB $36,921,000, along with $18,482,000 of letters of credit issued on behalf of BancTrust from the FHLB. BancTrust obtains "backup" letters of credit from the FHLB as necessary to facilitate the public offering of debt instruments for which BancTrust has provided its own letters of credit to the issuer. When determining available borrowing capacity at the FHLB, BancTrust must factor both borrowed funds balances outstanding and the total amount of letters of credit outstanding against its available lines of credit. At December 31, 2005, BancTrust had total credit facilities (borrowed funds outstanding plus letters of credit) at the FHLB of $55,403,000 against a total line of credit of $64,154,000. See Note 10 to Consolidated Financial Statements incorporated in Item 15.- "Exhibits and Financial Statement Schedules" for further information regarding borrowed funds.

At December 31, 2005, BancTrust had in place an Acquisition Facility Agreement with Endurance Capital Management, L.P.("Endurance"), setting forth a variety of possible equity, debt or combined financing vehicles that may be available to BancTrust in coordination with Endurance, although neither party is obligated to request or provide any financing under the Acquisition Facility Agreement. The Acquisition Facility Agreement provides for a maximum of $20,000,000 in financing vehicles available to BancTrust and contains customary representations, warranties and covenants of the parties.

At December 31, 2005, BancTrust also had available, unused lines of credit with correspondent financial institutions of approximately $80 million.

The following table provides additional details regarding borrowed funds:

	Maximum Amount Outstanding at Any Month End	Average Balance	Average Interest Rate	Average Interest Rate at Year end
	(Dollars in thousands)			
2005				
FHLB borrowings	$ 46,469	$ 41,707	5.25%	5.48%
Other borrowings	1,812	1,276	2.74%	0.50%
	$ 48,281	$ 42,983	5.18%	5.37%
2004				
FHLB borrowings	$ 53,966	$ 49,387	4.68%	5.48%
Other borrowings	1,812	1,843	1.41%	2.43%
	$ 55,778	$ 51,230	4.56%	5.37%
2003				
FHLB borrowings	$ 65,401	$ 55,979	4.31%	3.16%
Other borrowings	3,860	3,370	0.59%	0.56%
	$ 69,261	$ 59,349	4.09%	2.92%

Stockholders' Equity and Regulatory Capital Requirements

Stockholders' equity indicates BancTrust's net worth. Stockholders' equity was $81,551,000 at December 31, 2005, compared to $75,042,000 at December 31, 2004.

The FRB has adopted risk-based capital regulations. These regulations require all bank holding companies and banks to achieve, and maintain, specified ratios of capital to risk-weighted assets. The risk-based capital rules assign weight factors to different classes of assets and off-balance sheet obligations at 0%, 20%, 50% or 100%, depending upon the risk classification of the asset or obligation. All bank holding companies and banks are required to maintain a minimum total capital to total risk-weighted assets ratio of 8.00%, at least half of which must be in the form of core, or Tier 1 capital (consisting of stockholders' equity, less goodwill and certain components of accumulated other comprehensive income, net of tax). BancTrust's and Peoples Bank's capital ratios at December 31, 2005 were well above the minimum regulatory requirements. See Note 17 to Consolidated Financial Statements incorporated in Item 15.- "Exhibits and Financial Statement Schedules" for further information regarding stockholders' equity and regulatory capital requirements.

The following table indicates BancTrust's dividends per share, earnings per share and the percent of earnings per share represented by dividends in 2005, 2004 and 2003.

	2005	2004	2003
Earnings per share (diluted)	$ 1.12	$ 1.08	$ 0.96
Dividends per share	$ 0.44	$ 0.44	$ 0.44
Dividend payout ratio	39.29%	40.74%	45.83%

Contractual Obligations

BancTrust has contractual obligations to make future payments on debt and certain lease agreements. Obligations such as debt are reflected on the balance sheet, whereas operating lease obligations for office space and equipment are not reflected on the balance sheet. See Note 14 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules" for further information on operating lease obligations. Total contractual obligations at December 31, 2005 are set forth in the following table.

	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years	Total
			(In thousands)		
FHLB and other borrowings (1)	$ 1,050	$ 19,921	$ 1,088	$ 15,674	$ 37,733
Time Deposits	228,478	65,366	33,668	24	327,536
Operating leases	539	504	127	-	1,170
Total contractual obligations	$ 230,067	$ 85,791	$ 34,883	$ 15,698	$ 366,439

(1) includes principal payments only

Off Balance Sheet Arrangements

Many of BancTrust's lending relationships contain both funded and unfunded elements. The unfunded elements of these relationships are not reflected on the balance sheet. The following table indicates the total unfunded credit extension, or off-balance sheet, commitment amounts by expiration date. See Note 18 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules" for further information on credit commitments.

	Expires in one year or less	Expires after one year through three years	Expires after three years through five years	Expires after five years	Total
			(Dollars in thousands)		
Lending commitments (1)	$ 62,477	$ 35,579	$ 939	$ 5,285	$ 104,280
Irrevocable standby letters of credit	4,215	19,004	-	-	23,218
Total credit extension commitments	$ 66,692	$ 54,583	$ 939	$ 5,285	$ 127,498

(1) Lending commitments are primarily comprised of the unused portion of commercial lines of credit and equity lines of credit

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of BancTrust's commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. BancTrust had approximately $104,280,000 and $56,376,000 in commitments to extend credit at December 31, 2005 and 2004, respectively. BancTrust evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by BancTrust upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include certificates of deposit, marketable securities, real estate, and other collateral.

Irrevocable standby letters of credit are conditional commitments issued by BancTrust to guarantee the performance of a customer to an outside third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The collateral varies but may include certificates of deposit, marketable securities, real estate, and other collateral for those commitments for which collateral is deemed necessary. BancTrust had approximately $23,218,000 and $23,221,000 in irrevocable standby letters of credit at December 31, 2005 and 2004, respectively.

INCOME SUMMARY

Net Income

Net income for the year ended December 31, 2005 increased to $6,537,000 from $6,042,000 for the same period in 2004. Increases in net interest income and noninterest income were complemented by a further reduction in the provision for loan losses. These enhancements to net income were partially offset by increases in salaries and benefits expenses as well as premises and equipment expenses.

Net Interest Income

Net interest income is the amount of total interest earned on loans and securities that remains after interest expense for interest-bearing deposits and borrowed funds has been subtracted. This is the single largest income source for BancTrust. Movements in interest rates, coupled with other factors such as changes in the relationship of interest earning assets to interest bearing liabilities, have direct effects on BancTrust's net interest income.

The following table, "Analysis of Changes in Interest Income and Expense," illustrates the changes, and causes of those changes, in each line item that makes up net interest income. The next table, "Average Balance Sheets and Analysis of Net Interest Income," is a presentation of the average balance sheet, along with the income or expense realized or incurred with each of its components. Only earning assets and interest bearing liabilities have interest income and expense associated with them.

ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(In Thousands)

	2005 Compared to 2004				2004 Compared to 2003			
	Total	Changes in Volume (1)	Changes in Rates (1)	Mix (1)	Total	Changes in Volume (1)	Changes in Rates (1)	Mix (1)
Interest income on:								
Loans	$ 4,111	$ 1,000	$ 3,004	$ 107	$ (4,088)	$ (2,573)	$ (1,647)	$ 132
Taxable securities	640	117	516	7	2,058	1,758	233	67
Nontaxable securities	(9)	(9)	143	(143)	(54)	(56)	23	(21)
Federal funds sold, resell agreements and interest earning deposits in banks	412	(154)	749	(183)	154	11	140	3
Total interest income	$ 5,154	$ 954	$ 4,412	$ (212)	$ (1,930)	$ (860)	$ (1,251)	$ 181
Interest expense on:								
Interest bearing demand deposits	$ 1,206	$ 98	$ 1,062	$ 46	$ 185	$ 276	$ (80)	$ (11)
Savings deposits	(16)	(1)	(15)	-	(44)	1	(44)	(1)
Time deposits	2,961	97	2,824	40	(641)	(364)	(291)	14
Federal funds purchased and and repurchase agreements	-	-	1	-	(8)	(9)	8	(7)
FHLB borrowings	(111)	(375)	314	(50)	(88)	(249)	180	(19)
Total interest expense	$ 4,040	$ (181)	$ 4,186	$ 36	$ (596)	$ (345)	$ (227)	$ (24)
Net changes in net interest income before loan losses	$ 1,114				$ (1,334)			

1) Increases (decreases) are attributed to volume changes and rate changes on the following basis: Changes in Volume = change in volume times old rate. Changes in Rates = change in rate times old volume. The Mix Change = change in volume times change in rate.
2) Columns may not add because of rounding

THE PEOPLES BANCTRUST CO., INC.
AVERAGE BALANCE SHEETS AND ANALYSIS OF NET INTEREST INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
(Dollars in thousands)

	2005			2004			2003 (2)		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
ASSETS									
Interest Earning Assets:									
Loans, net (1)	$460,214	$ 32,140	6.98%	$444,364	$28,029	6.31%	$483,063	$32,117	6.65%
Taxable securities	239,886	8,843	3.69%	236,519	8,203	3.47%	183,907	6,145	3.34%
Nontaxable securities	0	0	0.00%	152	9	5.92%	1,455	63	4.33%
Federal funds sold, resell agreements and interest earning deposits in banks	29,999	1,040	3.47%	39,719	628	1.58%	38,848	474	1.22%
Total interest earning assets	730,099	$ 42,023	5.76%	720,754	$36,869	5.12%	707,273	$38,799	5.49%
Non-Interest Earning Assets:									
Cash and due from banks	21,899			19,457			23,193		
Bank premises & equipment (net)	18,951			17,330			17,467		
Other assets	21,690			17,379			21,402		
Total non-interest earning assets	62,540			54,166			62,062		
Total assets	$792,639			$774,920			$769,335		
LIABILITIES AND STOCKHOLDERS'									
Interest bearing Liabilities:									
Interest bearing demand deposits	$232,056	$ 3,448	1.49%	$222,341	$ 2,242	1.01%	$196,061	$ 2,057	1.05%
Savings deposits	39,314	39	0.10%	39,918	55	0.14%	39,447	99	0.25%
Time deposits	311,864	9,703	3.11%	307,460	6,742	2.19%	323,421	7,383	2.28%
FHLB and other borrowings	42,983	2,226	5.18%	51,230	2,337	4.56%	59,349	2,433	4.10%
Total interest bearing liabilities	626,217	$ 15,416	2.46%	620,949	$11,376	1.83%	618,278	$11,972	1.94%
Non-interest bearing demand deposits	81,454			76,391			73,319		
Other liabilities	4,844			4,322			5,494		
Total non-interest bearing liabilities	86,298			80,713			78,813		
Total liabilities	712,515			701,662			697,091		
Stockholders' equity	80,124			73,258			72,244		
Total liabilities and stockholders' equity	$792,639			$774,920			$769,335		
Net interest income		$ 26,607			$25,493			$26,827	
Net yield on interest earning assets			3.64%			3.54%			3.79%

(1) Average balances include non-accruing loans of approximately $815,000, $2,121,000 and $2,204,000 in 2005, 2004 and 2003, respectively.
(2) Certain amounts in 2003 have been reclassified from prior presentations for comparative purposes.

The table above sets forth certain information relating to BancTrust's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost on liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the years indicated.

2005 versus 2004. Interest income totaled $42,023,000 in 2005, compared to $36,869,000. Both average earning assets and the average annual yields earned on them increased in 2005, compared to 2004. Average interest earning assets in 2005 totaled $730,099,000 and yielded 5.76%. In 2004, average interest earning assets totaled $720,754,000 and yielded 5.12%.

BancTrust's loan portfolio typically produces the bulk of total interest income in any given period. In 2005, interest and fees on loans totaled $32,140,000 and in 2004, totaled $28,029,000. This increase in total interest income between the two periods was attributed to increases in both the average volume of the loan portfolio as well as the average annual yield earned on it. The average volume of BancTrust's loan portfolio in 2005 totaled $460,214,000 compared to $444,364,000 in 2004. The average annual yield earned on the loan portfolio in 2005 was 6.98% compared to 6.31% in 2004. Overall increases in market interest rates during 2005 contributed to the higher average loan portfolio yield, while increased loan demand contributed to higher average loan volumes.

BancTrust's investment securities portfolio earned interest and dividend income in 2005 of $8,843,000 compared to $8,203,000 in 2004. Increases in both the average balance of the investment securities portfolio and the average annual yield earned on it contributed to this increase. In 2005, the investment securities portfolio earned an average annual yield of 3.69% on average volume of $239,886,000, compared to a 3.47% yield on average volume of $236,519,000 in 2004. Increases in market interest rates contributed to the higher average yield, while deposit increases along with decreases in federal funds sold and interest earning deposits in banks ("cash equivalent investments") contributed to higher average volumes.

Interest income earned on cash equivalent investments increased to $1,040,000 in 2005 from $628,000 in 2004. The average annual yield on theses assets increased to 3.47% in 2005 on average volume of $29,999,000. In 2004, these assets earned an average annual yield of 1.58% on average volume of $39,719,000. Short term market interest rates increased with greater magnitude in 2005 than did intermediate and longer term interest rates, thereby accounting for the significant increase in the average annual yield earned by BancTrut on its cash equivalent investments. Generally, published federal funds interest rates represent the lowest rate at which a financial institution can invest available funds at any given point in time.

Total interest expense in 2005 was $15,416,000 compared to $11,376,000 in 2004. This increase was accounted for in both higher average interest bearing liability volumes and the average rate of interest paid on those liabilities. In 2005, BancTrust paid an average annual rate of 2.46% on its interest bearing liabilities compared to 1.83% in 2004. In 2005, the average volume of interest bearing liabilities increased to $626,217,000 from $620,949,000 in 2004.

Interest paid on interest bearing deposits increased in 2005 to $13,190,000 from $9,039,000 in 2004. Increases in both the average annual rate of interest paid and average volume of these deposits accounted for this increase between the two periods. BancTrust paid an average annual rate of interest on these deposits of 2.26% in 2005, compared to 1.46% in 2004. The average volume of interest bearing deposits in 2005 was $583,234,000 compared to $569,719,000 in 2004. As market rates of interest increased in 2005, BancTrust increased the various rates of interest it was willing to pay for many of its interest bearing deposit account products, thereby accounting for the aforementioned increase in the average rate of interest paid on interest bearing deposit accounts. BancTrust's continued emphasis on deposit growth (see "Deposits") contributed to the increase in the average volume of interest bearing deposits between 2005 and 2004.

Interest expense on borrowed funds (primarily FHLB borrowings) declined slightly in 2005 to $2,226,000 compared to $2,337,000 in 2004. BancTrust paid an average rate of interest on borrowed funds of 5.18% in 2005 and 4.56% in 2004. The average balance of borrowed funds in 2005 was $42,983,000 and $51,230,000 in 2004. As market interest rates increased in 2005, so to did the rate of interest BancTrust paid on adjustable rate components of its borrowed funds, thereby contributing to the increase in borrowed funds cost.

Net interest income in 2005 totaled $26,607,000 compared to $25,493,000 in 2004. Net interest margin, which is net interest income expressed as a percentage of average earning assets was 3.64% and 3.54% in 2005 and 2004 respectively. The primary reason that BancTrust's net interest margin improved in 2005 was the aforementioned Increases in market interest rates. The redeployment of funds from the lower yielding investment securities and cash equivalent investment portfolios into the higher yielding loan portfolio contributed to the improvement as well.

2004 versus 2003. Total interest income in 2004 was $36,869,000 compared to $38,799,000 in 2003. In 2004, interest earning assets yielded 5.12%, compared to 5.49% in 2003. It was this reduction in yield to which the decline in total interest income is attributed, as the average volume of interest earning assets increased in 2004 to $720,754,000 from $707,273,000 in 2003.

Interest and fees earned on the loan portfolio comprised the largest segment of total interest income. In 2004, loan interest and fees totaled $28,029,000 compared to $32,117,000 in 2003. Reductions in both average volumes and yields contributed to this decline. In 2004, BancTrust's loan portfolio earned an average annual yield of 6.31% on average volume of $444,364,000, compared to 6.65% on average volume of $483,063,000 in 2003. Overall market rates of interest remained at historically low levels during much of 2004, which contributed to the decline in loan yields. Additionally, loans secured by real estate (which comprise the largest segment of BancTrust's loan portfolio (see "Loans")) generally bear lower rates of interest than other types loans due to generally lower levels of loss risk should the borrower default.

BancTrust's investment securities portfolio earned interest and dividend income in 2004 of $8,212,000 compared to $6,208,000 in 2003. Increases in both the average balance of the investment securities portfolio and the average annual yield earned on it contributed to this increase. In 2004, the investment securities portfolio earned an average annual yield of 3.47% on an average balance of $236,671,000, compared to an average annual yield of 3.35% on an average balance of $185,362,000 in 2003. In 2004, BancTrust set about to increase the average yield on its investment securities portfolio by purchasing securities with longer maturities relative to securities historically held in the portfolio. Increases in deposits combined with decreases in loans contributed to the higher average balance of the investment securities portfolio.

Interest income earned on federal funds sold, resell agreements and interest earning deposits in banks increased to $628,000 in 2004 from $474,000 in 2003. The average annual yield on theses assets increased to 1.58% in 2004 on an average balance of $39,719,000. In 2003, these assets earned an average annual yield of 1.22% on an average balance of $38,848,000. During 2004, BancTrust held a higher balance of short term time deposits in other financial institutions than in prior periods (see "Cash and Cash Equivalents"). These instruments typically earn higher rates of interest than do federal funds investments. Generally, published federal funds interest rates represent the lowest rate at which a financial institution can invest available funds at any given point in time.

Total interest expense in 2004 was $11,376,000 compared to $11,972,000 in 2003. Lower average interest rates paid on interest bearing liabilities such as interest bearing deposits and borrowed funds was the primary factor in this decline. In 2004, BancTrust paid an average annual interest rate of 1.83% on average interest bearing liabilities of $620,949,000. In 2003, BancTrust paid an average annual interest rate of 1.94% on average interest bearing liabilities of $618,278,000.

Interest paid on deposits declined in 2004 to $9,039,000 from $9,539,000 in 2003. The average rate of interest paid on interest bearing deposits in 2004 was 1.59% on average balances of $569,719,000, compared to 1.71% on average balances of $558,929,000 in 2003. It is the decline in the average interest rate between the two periods to which the reduction in deposit interest expense is attributed, given the increase in average balances for the same period. As overall market interest rates remained relatively low in 2004 and BancTrust was not deploying already available funds in its loan portfolio, the interest rates offered on deposit products either remained largely unchanged or were lowered.

Interest expense on borrowed funds (primarily FHLB borrowings) declined slightly in 2004 to $2,337,000 compared to $2,433,000 in 2003. BancTrust paid an average rate of interest on borrowed funds of 4.56% in 2004 and 4.10% in 2003. The average balance of borrowed funds in 2004 was $51,230,000 and $59,349,000 in 2003. The increase in the average rate of interest paid on borrowed funds is attributed to the maturity and repayment of a $5,000,000 FHLB borrowing in May of 2004 that carried an interest rate of less than 1.20%.

Net interest income in 2004 totaled $25,493,000 compared to $26,827,000 in 2003. Net interest margin, which is net interest income expressed as a percentage of average earning assets was 3.54% and 3.79% in 2004 and 2003 respectively. BancTrust considers that the lack of growth in its loan portfolio was the primary factor in the decrease of net interest income. By having comparatively high volumes of funds deployed in lower yielding investment securities and cash equivalent instruments, BancTrust was not able to earn the amount of interest it would have had these same funds been deployed in the loan portfolio. Consequently, BancTrust believes net interest income declined to a greater degree that would have been the case in a more robust loan growth environment.

Provision for Loan Losses

2005 versus 2004. Provision for loan losses typically represents increases to the allowance for loan losses in the form of charges against income. Consequently, provision for loan losses typically has the effect of reducing income. As in 2004, such was not the case in 2005. In 2005, BancTrust's provision for loan losses was ($675,000), compared to ($149,000) in 2004, each having an increasing effect on income within their respective periods. Routine and periodic reviews of the loan portfolio during 2005 indicated that reductions in the allowance for loan losses were necessary in order to accurately reflect general and specific risks within the loan portfolio (see "Allowance for Loan Losses" and "Critical Accounting Policies"), thereby contributing to the aforementioned reduction in provision for loan losses.

2004 versus 2003. When management determines that increases in the allowance for loan losses are necessary, such increases are realized through charges against income in the form of provision for loan losses (see - "Allowance for Loan Losses"). Provision for loan losses typically represents increases to the allowance for loan losses in the form of charges against income. Consequently, provision for loan losses typically has the effect of reducing income. However, such was not the case in 2004. In 2004, BancTrust's provision for loan losses was ($149,000), having an increasing effect on income, compared to $5,706,000 in 2003, which had a decreasing effect on income. In June 2004, BancTrust eliminated specific loan loss allowance reserves associate with a large commercial real estate loan that was sold. These reserves were eliminated via a negative charge to provision for loan losses in the amount of $761,000. Additionally, periodic reviews of the allowance for loan losses did not indicate that additions to the allowance were necessary during the remainder of 2004, thereby further contributing to the aforementioned reduction in provision for loan losses. BancTrust attributes the lack of need to increase the allowance for loan losses in 2004 to ongoing efforts in the areas of credit review and underwriting, as well as to diminishing loan volumes (see "Allowance for Loan Losses").

Noninterest Income

BancTrust realizes income from sources other than interest earned on loans and securities. Non-loan related fees and other noninterest income is seen by management as being a major source of earnings for BancTrust. BancTrust's primary sources of noninterest income are deposit service charges, fee-based trust services, brokerage income, credit life commissions, and its insurance subsidiary. Through the development of new services and the continued evaluation of existing fee structures, management intends to enhance the contribution of fee and other noninterest income to future earnings.

2005 versus 2004. Deposits service charges are the largest component of noninterest income for BancTrust. In 2005, deposit service charges increased to $5,337,000 from $4,749,000 in 2004. Increases in fee eligible activities among deposit customers attributed to the increase.

Other noninterest income increased to $2,786,000 in 2005 from $2,568,000 in 2004. Increases in service fees related to the issuance of letters of credit, point of sale checking account cards and cash services contributed to the increase in other noninterest income.

Net securities gains decreased in 2005 to $14,000 from $725,000 in 2004. Trading within the investment securities portfolio was minimal in 2005, which contributed significantly to the reduction in net securities gains. Also, as market interest rates increased during 2005, market values of fixed rate debt securities declined, thereby reducing the amount of gains to be realized when these types are securities were sold. Trust department income increased slightly in 2005 to $900,000 from $891,000 in 2004.

2004 versus 2003. Deposits service charges are the largest component of noninterest income for BancTrust. In 2004, deposit service charges declined to $4,749,000 from $5,219,000 in 2003. Reductions in customer insufficient funds activities and deposit overdrafts were the primary cause for the decline in deposit service charges.

Other noninterest income declined in 2004 to $2,568,000 from $4,655,000 in 2003. The primary reason for this decline is that in 2003, BancTrust realized rental income and a gain on sale from a commercial real estate property that it took possession of in lieu of foreclosure. By not owning and operating this property in 2004, BancTrust did not realize the associated noninterest income from it as in 2003. In 2003, rental income from this property was $713,000 and the realized gain on the sale of this property was $1,194,000.

Net securities gains decreased in 2004 to $725,000 from $1,069,000 in 2003. While remaining at historically low levels, overall market rates of interest were stable to rising in 2004. This type of interest rate environment is generally not conducive to realizing gains on sales of fixed rate debt securities.

Trust department income increased in 2004 to $891,000 from $830,000 in 2003. BancTrust attributes this increase to ongoing efforts in attracting new trust clients in and around its primary markets.

Noninterest Expense

Primary examples of noninterest expense include, but are not limited to: employee salaries and benefits, premises and equipment, outside services, data processing and security. Management is firmly committed to controlling noninterest expenses, and is constantly seeking and evaluating techniques and courses of action that could serve to reduce them, while maintaining its ability to provide quality service to its customer base, as well as operational integrity.

2005 versus 2004. Noninterest expense totaled $27,185,000 in 2005 and $26,563,000 in 2004. Personnel and premises expenses associated with market expansions were the primary factors in this increase.

Salaries and wages in 2005 totaled $12,372,000 compared to $11,839,000 in 2004. This increase was primarily due to personnel additions as BancTrust expanded its lending presence in several of its key markets during 2005. Pensions and other benefits expenses increased to $2,374,000 in 2005 from $2,050,000 in 2004. The majority of this increase was accounted for in health insurance costs due to an increase in the number of covered employees as well as increases in premiums charged by the insurer.

Occupancy and equipment expenses increased to $5,137,000 in 2005 from $4,865,000 in 2004. Premises and equipment expenses associated with expansion efforts as well as BancTrust's newly renovated operations center which was placed into service in the first quarter of 2005, accounted for the majority of this increase in occupancy and equipment expenses.

Other noninterest expenses totaled $7,302,000 and $7,809,000 in 2005 and 2004 respectively. The primary reason for this decline was that in 2004, BancTrust realized a loss on $551,000 on the sale of a commercial real estate loan. No such losses were realized in 2004.

2004 versus 2003. Noninterest expense totaled $26,563,000 in 2004 and $25,592,000 in 2003. Personnel expenses associated with market expansions and losses realized on the sale of a large commercial real estate loan are the primary factors in this increase.

Salaries and wages in 2004 totaled $11,839,000 compared to $11,462,000 in 2003. This increase is primarily attributed to the personnel additions as BancTrust expanded its lending presence in its newer markets during 2004. Pensions and other benefits expenses increased slightly to $2,050,000 in 2004 from $2,018,000 in 2003.

Occupancy and equipment expenses declined to $4,865,000 in 2004 from $5,091,000 in 2003. A decline in depreciation expense between the two periods was the primary factor in the decrease. This decline is partially attributable to BancTrust's IP telephony initiatives. 2004 was the first full year that all of BancTrust's communications related equipment was leased rather than owned and depreciated.

Other noninterest expenses totaled $7,809,000 and $7,021,000 in 2004 and 2003 respectively. The majority of this increase is accounted for in a $551,000 loss that was realized on the sale of a commercial real estate loan in 2004. BancTrust had no such losses in 2003. This loss was recorded simultaneously with, and was a result of, the same transaction that produced the negative charge to provision for loan losses previously described (see "Provision for Loan Losses").

Income Taxes

BancTrust participates in several low-income housing projects, which provide tax credits, and invests in certain nontaxable obligations of states and political subdivisions, thus reducing its effective tax rate. Also, BancTrust owns life *insurance* policies on certain employees, the earnings of which are not taxable, thus further reducing its effective tax rate. See Note 11 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules".

2005 versus 2004. Before the provision for income taxes, net income totaled $9,136,000 in 2005 and $8,013,000 in 2004. Provision for income taxes totaled $2,599,000 and $1,971,000 in 2005 and 2004 respectively. The effective income tax rate in 2005 was 28.5% and in 2004 was 24.6%. BancTrust made certain adjustments to its deferred income tax assets and liabilities in 2004 that were not necessary in 2005, and thereby accounted for the majority of the increase in the effective tax rate for 2005.

2004 versus 2003. Before the provision for income taxes, net income totaled $8,013,000 in 2004 and $7,302,000 in 2003. Provision for income taxes totaled $1,971,000 and $1,965,000 in 2004 and 2003 respectively. The effective income tax rate in 2004 was 24.6% and in 2003 was 26.9%. Adjustments to BancTrust's deferred income tax assets and liabilities were the primary factors in the reduction of the effective tax rate between the two periods.

Interest Rate Risk

The profitability of most financial institutions, including BancTrust, is greatly dependent on net interest income. Given this, management believes changes in interest rates impact BancTrust's profitability to a greater extent than the effects of general inflation levels. Interest rates do not always move with the same magnitude, or in the same direction as inflation. When interest-earning assets are repricing to market interest rate levels at a different pace than interest-bearing liabilities, net interest income is affected either positively or negatively, depending on the direction market rates are moving. When interest rates are volatile, liquidity and maturity of BancTrust's assets and liabilities is crucial in maintaining desired performance levels. Interest rates are highly sensitive to many factors, including Federal Reserve monetary policies and domestic and international political conditions such as inflation, recession, unemployment, money supply and government borrowing. Other factors that are beyond management's control may also affect interest rates. Management is unable to predict the future of interest rate movements; therefore, management attempts to strike a relative balance between rate sensitive assets and liabilities. This strategy is designed to protect BancTrust's profitability and its economic value of equity against radical shifts in interest rate levels. Management believes the current relationship between rate sensitive assets and rate sensitive liabilities is adequately matched, indicating an acceptable exposure to interest-rate risk. BancTrust maintains policy limitations and guidelines with regard to the relationship between rate sensitive assets and liabilities. The table below presents a quantitative expression of interest-rate risk.

On December 31, 2005, BancTrust had a positive cumulative one-year gap position of $72,169,000, indicating that while $411,340,000 in assets could reprice during 2006, $339,171,000 in liabilities could reprice in the same time frame. The above table reflects a positive cumulative gap position in all maturity classifications. A positive cumulative gap position implies that interest earning assets (loans and securities) will reprice at a faster pace than interest-bearing liabilities (deposits and debt). In a rising rate environment, this position will generally have a positive effect on earnings, while in a falling rate environment this position will generally have a negative effect on earnings. Other factors, however, including the speed at which assets and liabilities reprice in response to changes in market rates, as well as competitive factors, can influence the overall impact that changes in interest rates have on net income. The actual interest rate sensitivity of BancTrust's assets and liabilities could vary significantly from the information set forth in the above table due to market conditions and other factors.

The process of measuring, compiling and analyzing the maturity and repricing dynamics of interest sensitive assets and liabilities is referred to as, "asset liability management" ("ALM"). BancTrust has established an ALCO (see – "Liquidity"), consisting of the Chief Executive Officer, Chief Financial Officer, Risk Management Officer, Senior Lender, Chief Investment Officer, Retail Division Manager, Senior Credit Officer and the Principal Accounting Officer. The ALCO is responsible for ensuring that the relationship of interest sensitive assets and liabilities, as defined by their respective maturity and repricing characteristics, does not become so mismatched as to expose BancTrust to unacceptable levels of risk in the areas of equity capital valuation, earnings or liquidity. ALCO achieves its objectives via regular meetings where various data relating to specific liquidity and interest rate issues are presented and discussed. At least quarterly, ALCO utilizes an interest rate risk computer model which compiles the detailed repricing and maturity characteristics of BancTrust's interest sensitive instruments (both assets and liabilities), and produces various reports and supporting detail, which indicate BancTrust's overall interest rate risk exposure.

New Accounting Standards

See Note 1 to Consolidated Financial Statements incorporated in Item 15.-"Exhibits and Financial Statement Schedules" for discussion on new accounting standards.

Impact of Inflation and Changing Prices

The financial statements and accompanying data herein have been prepared according to accounting principles generally accepted in the United States of America. Those principles dictate that financial position and operating results be measured in terms of historical dollars, with no consideration made for changes in the relative purchasing power of money over time due to inflation.

The nature of a financial institution's assets and liabilities differs greatly from that of most commercial concerns. They are monetary in nature, whereas those of most commercial and industrial entities are concentrated in fixed assets or inventories. Inflation does, however, affect the growth of total assets, creating the need for more equity capital in order to maintain appropriate ratios of capital to assets. Inflation also affects noninterest expenses, which tend to rise during periods of inflation.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Item 7.-"Management's Discussion and Analysis of Financial Condition and Results of Operations".

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements and related notes thereto, along with related financial schedules as listed in Item 15.-"Exhibits and Financial Statement Schedules" have been included in this report, and should be referred to in their entirety. The table below sets forth certain quarterly supplementary financial information.

SELECTED QUARTERLY FINANCIAL DATA 2005 - 2004

(Dollars in thousands, except for per share amounts)

	2005				2004			
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Net interest income	$ 6,731	$ 6,811	$ 6,626	$ 6,439	$ 6,437	$ 6,213	$ 6,372	$ 6,472
Provision for loan losses	(193)	(26)	(143)	(313)	-	-	(575)	426
Income before income tax	2,263	2,650	2,223	2,000	1,916	2,045	2,027	2,025
Provision for income tax	822	600	612	565	544	272	588	567
Net income	1,441	2,050	1,611	1,435	1,372	1,773	1,439	1,458
Net income per share (basic)	$ 0.25	$ 0.35	$ 0.27	$ 0.26	$ 0.24	$ 0.32	$ 0.26	$ 0.26
Net income per share (diluted)	$ 0.24	$ 0.35	$ 0.27	$ 0.26	$ 0.24	$ 0.32	$ 0.26	$ 0.26
Cash dividends declared per share	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11
Total Assets	$811,773	$806,999	$781,485	$775,901	$792,249	$779,266	$762,416	$781,168

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On June 30, 2004, BancTrust dismissed its independent registered public accounting firm, PricewaterhouseCoopers LLP ("Pricewaterhouse"), and appointed Mauldin & Jenkins LLC as its new independent registered public accounting firm. This determination followed the Audit Committee's decision to seek proposals from independent accountants to audit BancTrust's financial statements for the fiscal year ended December 31, 2004. The decision not to renew the engagement of Pricewaterhouse and to retain Mauldin & Jenkins was approved by the Audit Committee. Pricewaterhouse's report on BancTrust's 2003 financial statements dated February 27, 2004, was issued in conjunction with the filing of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

During BancTrust's fiscal year ended December 31, 2003, and the subsequent interim period through June 30, 2004, there were no disagreements between BancTrust and Pricewaterhouse on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to Pricewaterhouse's satisfaction, would have caused Pricewaterhouse to make reference thereto in their reports on the financial statements for such fiscal years.

The audit reports of Pricewaterhouse on the consolidated financial statements of BancTrust and subsidiary for the fiscal year ended December 31, 2003, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

During BancTrust's fiscal year ended December 31, 2003 and through June 30, 2004, there were no reportable events (as defined Regulation S-K Item 304(a)(1)(v)).

BancTrust requested that Pricewaterhouse furnish it with a letter addressed to the SEC stating whether or not it agreed with the above statements. A copy of such letter, dated July 6, 2004, was filed as exhibit to BancTrust's Current Report on Form 8-K dated June 30, 2004.

During BancTrust's fiscal year ended December 31, 2003, and the subsequent interim period through June 30, 2004, BancTrust did not consult with Mauldin & Jenkins regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

BancTrust maintains disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") that are designed to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified under the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decision making regarding required disclosure. The Company, under the supervision and participation of its management, including the Company's Chief Executive Officer and the Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by the report pursuant to the Exchange Act. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that all material information required to be disclosed in this annual report has been accumulated and communicated to them in a manner appropriate to allow timely decisions regarding required disclosure. During the quarter ended December 31, 2005, there have been no changes in the Company's internal control over financial reporting that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Directors' Compensation

Effective March 1, 2006, directors of BancTrust and Peoples Bank are paid a retainer of $700 per month for service in both capacities, plus $600 for each board meeting attended and $300 for each committee meeting attended. The Chairman of the Board is paid an additional $1,300 per month retainer. Previously, directors of BancTrust and Peoples Bank were paid a monthly retainer of $500 for service in both capacities, plus $200 for each committee meeting attended. The Chairman of the Board was previously paid an additional $1,500 per month retainer. Directors who are officers of BancTrust or Peoples Bank (i.e., Elam P. Holley, Jr. and Walter A. Parrent) are not entitled to such fees.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding directors of BancTrust is omitted from this Report as BancTrust intends to file a definitive proxy statement not later than 120 days after December 31, 2005, and the information to be included therein is incorporated herein by reference.

Information regarding the executive officers of BancTrust is included under separate caption in Part I of this Form 10-K.

Item 405 of Regulation S-K disclosure is omitted from this Report as BancTrust will file a definitive proxy statement dated not later than 120 days after December 31, 2005, and the Item 405 disclosure to be included therein is incorporated herein by reference.

BancTrust has adopted a code of ethics that applies to all directors and employees, including without exception, the principal executive officer, principal financial officer, principal accounting officer and/or controller, or persons performing similar functions. The code of ethics is attached as Exhibit 14 to this Form 10-K. It is also posted on BancTrust's internet website, located at http://www.peoplesbt.com. Any waiver or substantive amendments of the Code of Ethics applicable to the Company's directors and executive officers also will be disclosed on the Company's website.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is omitted from this Report as BancTrust will file a definitive proxy statement dated not later than 120 days after December 31, 2005 and the information to be included therein is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is omitted from this Report as BancTrust will file a definitive proxy statement dated not later than 120 after December 31, 2005, and the information to be included therein is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this Item is omitted from this Report as BancTrust will file a definitive proxy statement dated not later than 120 days after December 31, 2005, and the information to be included therein is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item is omitted from the Report as BancTrust will file a definitive proxy statement dated not later than 120 days after December 31, 2005, and the information to be included therein is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) The following consolidated financial statements of BancTrust included herein (beginning on page F-1), are as follows.

1. Reports of Independent Registered Public Accounting Firms.

2. Consolidated Balance Sheets - December 31, 2005 and 2004.

3. Consolidated Statements of Income for the Years Ended December 31, 2005, 2003 and 2003.
4. Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2005, 2004 and 2003.

5. Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2005, 2004 and 2003.

6. Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003.

7. Notes to Consolidated Financial Statements.

(a)(2) All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and therefore have been omitted.

(a)(3) The following exhibits either are filed as part of this Report or are incorporated herein by reference:

Exhibit No. 3. Articles of Incorporation and Bylaws

(i) Articles of Incorporation – incorporated herein by reference to Exhibit 3(i) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

(ii) Bylaws – incorporated herein by reference to Exhibit 3(ii) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

Exhibit No. 10.1. Stock Option Plans and Agreement

(i) 1992 Stock Option Plan - Incorporated herein by reference to Exhibit 10 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1992.

(ii) 1999 Stock Option Plan – Incorporated herein by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (File No. 333-77109).

(iii) Stock Option Agreement between the Registrant and Walter A. Parrent – Incorporated herein by reference to the Exhibit 10.3 to the Registrant's Current Report on Form 8-K, dated September 9, 2005.

Exhibit No. 10.2. Executive Supplemental Retirement Plans

(i) Agreement dated July 17, 2001, by and between The Peoples Bank and Trust Company and Richard P. Morthland – Incorporated herein by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.
(ii) Agreement dated July 17, 2001, by and between The Peoples Bank and Trust Company and Elam P. Holley, Jr. Incorporated herein by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

Exhibit No. 10.3. Agreement with Richard P. Morthland – Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated December 17, 2002.

Exhibit No. 10.4. Dividend Reinvestment and Stock Purchase Plan – Incorporated herein by reference to registration statement on Form S-3 (File No. 33-60935).

Exhibit No. 10.5. Key Employee Restricted Stock Plan

(i) Key Employee Restricted Stock Plan – Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, dated September 9, 2005.

(ii) Restricted Stock Agreement between the Registrant and Walter A. Parrent dated September 9, 2005 – Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated September 9, 2005.

Exhibit No. 10.6. Term Sheet for employment of Walter A. Parrent – Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated September 9, 2005.

Exhibit No. 10.7. Agreements by and between the Registrant and Endurance Capital Investors, L.P. and Endurance Capital Management Company, L.P.

(i) Stock Purchase Agreement, dated April 6, 2005, with Endurance Capital Investors, L.P. – Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated April 6, 2005.

(ii) Investor Rights Agreement, dated April 6, 2005, with Endurance Capital Investors, L.P. – Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated April 6, 2005.

(iii) Consulting Agreement, dated April 6, 2005, with Endurance Capital Management Company, L.P. – Incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated April 6, 2005.

(iv) Acquisition Facility Agreement, dated April 6, 2005, with Endurance Capital Investors, L.P. – Incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, dated April 6, 2005.

Exhibit No. 14. Code of Ethics – Incorporated herein by reference to Exhibit 14 to the registrant's annual report on form 10-K for the fiscal year ended December 31, 2003

Exhibit No. 21. Subsidiaries – Incorporated herein by reference to Exhibit 14 to the registrant's annual report on form 10-K December 31, 2001

Exhibit No. 23.1 Consent of Mauldin & Jenkins Certified Public Accountants, LLC

Exhibit No. 23.2 Consent of PricewaterhouseCoopers LLP

Exhibit No. 31.1. Certification of Principal Executive Officer pursuant to Exchange Act Rule 12a – 14(a) or 15d – 14(a).

Exhibit No. 31.2. Certification of Principal Financial Officer pursuant to Exchange Act Rule 12a – 14(a) or 15d – 14(a).

Exhibit No. 32.1. Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.

(b) Exhibits to this Form 10-K are attached or incorporated by reference as stated above.

(c) None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

THE PEOPLES BANCTRUST COMPANY, INC.
(Registrant)

Date: March 30, 2006

By: /s/ Walter A. Parrent
Walter A. Parrent
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the dates indicated.

DATE: SIGNATURE AND TITLE:

/s/ Ted M. Henry Ted M. Henry Chairman of the Board of Directors	March 30, 2006
/s/ Walter A. Parrent Walter A. Parrent President, Chief Executive Officer and Director	March 30, 2006
/s/ Andrew C. Bearden, Jr. Andrew C. Bearden, Jr. Executive Vice President and Chief Financial Officer	March 30, 2006
/s/ Thomas P. Wilbourne Thomas P. Wilbourne Vice President and Controller (Principal Accounting Officer)	March 30, 2006
/s/ Clyde B. Cox, Jr. Clyde B. Cox, Jr. Director	March 30, 2006
/s/ Johnny Crear Johnny Crear Director	March 30, 2006
/s/ Harry W. Gamble, Jr. Harry W. Gamble, Jr. Director	March 30, 2006
/s/ Elam P. Holley, Jr. Elam P. Holley, Jr. Director	March 30, 2006
/s/ Edith M. Jones Edith M. Jones Director	March 30, 2006

/s/ D. Joseph McInnes D. Joseph McInnes Director	March 30, 2006
/s/ Thomas E. Newton Thomas E. Newton Director	March 30, 2006
/s/ David Y. Pearce David Y. Pearce Director	March 30, 2006
/s/ Julius E. Talton, Jr. Julius E. Talton, Jr. Director	March 30, 2006
/s/ Daniel P. Wilbanks Daniel P. Wilbanks Director	March 30, 2006

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MAULDIN
& JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Peoples BancTrust Company, Inc.
Selma, Alabama

We have audited the accompanying consolidated balance sheets of **The Peoples BancTrust Company, Inc. and Subsidiary** as of December 31, 2005 and 2004 and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of The Peoples BancTrust Company, Inc. and Subsidiary for the year ended December 31, 2003 were audited by other auditors, whose report dated February 27, 2004 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Peoples BancTrust Company, Inc. and Subsidiary as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Mauldin & Jenkins, LLC

Birmingham, Alabama
January 27, 2006

2000 SOUTHBRIDGE PARKWAY, SUITE 501 • BIRMINGHAM, AL 35209 • 205-445-2880 • 888-277-0020 • FAX 205-445-2940 • www.mjcpa.com
MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Registered Public Accounting Firm

To the Board of Directors
The Peoples BancTrust Company, Inc.

In our opinion, the consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the year ended December 31, 2003 present fairly, in all material respects, results of operations and cash flows of The Peoples BancTrust Company, Inc. and its subsidiary (the Company) for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
February 27, 2004

The Peoples BancTrust Company, Inc and Subsidiary
Consolidated Balance Sheets
December 31, 2005 and 2004

Assets	2005	2004
Cash and due from banks	$ 34,584,685	$ 46,176,624
Federal funds sold and resell agreements	14,000,000	17,000,000
Cash and cash equivalents	48,584,685	63,176,624
Available-for-sale securities	226,043,483	253,744,320
Loans, net of unearned income	495,509,202	438,018,731
Allowance for loan losses	(6,654,460)	(9,042,942)
Loans, net	488,854,742	428,975,789
Bank premises and equipment	37,959,775	36,435,545
Less accumulated depreciation	(19,014,170)	(18,069,791)
Bank premises and equipment, net	18,945,605	18,365,754
Other real estate, net	2,746,220	2,005,817
Interest receivable	3,921,347	3,298,296
Intangible assets acquired, net	6,634,209	6,860,794
Deferred income taxes	2,283,470	2,069,831
Income taxes receivable	-	1,263,011
Other assets	13,759,137	12,488,443
Total Assets	$ 811,772,898	$ 792,248,678
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Demand-noninterest bearing	$ 85,538,199	$ 78,641,169
Demand-interest bearing	238,009,955	247,507,341
Savings	36,965,168	40,072,920
Time	327,536,059	299,431,549
Total deposits	688,049,381	665,652,979
Other borrowed funds	37,732,458	48,312,571
Interest payable	2,176,197	1,381,269
Income taxes payable	222,702	-
Other liabilities	2,040,768	1,859,370
Total liabilities	730,221,507	717,206,189
Stockholder's equity:		
Common stock	589,532	558,455
Treasury stock	(90,688)	-
Additional paid-in capital	16,586,341	11,406,301
Accumulated other comprehensive (loss) income, net of tax	(3,448,847)	(947,477)
Deferred stock based compensation	(92,250)	-
Retained earnings	68,007,303	64,025,210
Total stockholder's equity	81,551,391	75,042,489
Total liabilities and stockholder's equity	$ 811,772,898	$ 792,248,678

The accompanying notes are an integral part of these financial statements.

The Peoples BancTrust Company, Inc and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Interest income:			
Interest and fees on loans and bankers acceptances	$ 32,140,992	$ 28,028,661	$ 32,117,459
Interest and dividends on investment securities:			
U.S. Government securities	4,382,875	4,325,817	2,811,771
Obligations of state and political subdivisions and industrial development bonds			
Nontaxable	0	8,594	63,272
Taxable	0	35,998	85,072
Other securities and interest-bearing deposits	5,122,167	4,314,637	3,477,574
Interest on federal funds sold and resell agreements	377,741	155,507	244,333
Total interest income	42,023,775	36,869,214	38,799,481
Interest expense:			
Interest on deposits	13,190,372	9,038,890	9,538,964
Interest on federal funds purchased and other borrowed funds	2,226,049	2,336,630	2,433,227
Total interest expense	15,416,421	11,375,520	11,972,191
Net interest income	26,607,354	25,493,694	26,827,290
(Credit) provision for loan losses	(675,471)	(149,164)	5,705,915
Net interest income after (credit) provision for loan loss	27,282,826	25,642,858	21,121,375
Noninterest income:			
Trust department income	900,017	890,621	829,830
Service charges on deposit accounts	5,336,868	4,749,168	5,219,084
Net securities gains	14,193	724,859	1,068,698
Other noninterest income	2,786,781	2,567,997	4,654,829
Total noninterest income	9,037,859	8,932,645	11,772,441
Noninterest expense:			
Salaries and wages	12,371,562	11,838,559	11,461,721
Pensions and other employee benefits	2,373,977	2,049,789	2,018,049
Occupancy and equipment expenses	5,137,987	4,865,438	5,091,275
Other noninterest expenses	7,301,540	7,808,744	7,020,552
Total noninterest expense	27,185,066	26,562,530	25,591,597
Income before provision for income taxes	9,135,619	8,012,973	7,302,219
Provision for income taxes	2,598,853	1,970,877	1,964,700
Net income	$ 6,536,766	$ 6,042,096	$ 5,337,519
Earnings per share			
Basic net income per share	$ 1.13	$ 1.08	$ 0.96
Diluted net income per share	$ 1.12	$ 1.08	$ 0.96
Basic weighted average number of shares outstanding	5,805,644	5,574,190	5,562,867
Diluted weighted average number of shares outstanding	5,832,284	5,593,040	5,587,802

The accompanying notes are an integral part of these financial statements.

The Peoples BancTrust Company, Inc and Subsidiary
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Net income	$ 6,536,766	$ 6,042,096	$ 5,337,519
Other comprehensive income:			
Unrealized losses on securities available for sale during the period	(3,949,943)	(1,796,244)	(979,357)
Less: reclassification adjustment for net gains included in net income	14,193	724,859	1,068,698
Other comprehensive loss	(3,964,135)	(2,521,103)	(2,048,055)
Income tax benefit related to items of other comprehensive loss	1,462,765	930,287	755,732
Other comprehensive loss, net of tax	(2,501,370)	(1,590,816)	(1,292,323)
Comprehensive income, net of tax	$ 4,035,396	$ 4,451,280	$ 4,045,196

The accompanying notes are an integral part of these financial statements.

The Peoples BancTrust Company, Inc and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2005, 2004 and 2003

	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss) net of Tax	Deferred Stock Based Compensation	Retained Earnings	Total
Balance December 31, 2002	$ 556,280	$ -	$ 11,145,133	$ 1,935,662	$ -	$ 57,544,303	$ 71,181,378
Net income						5,337,519	5,337,519
Cash dividends declared ($.44 per share)						(2,447,633)	(2,447,633)
Common stock issued (9,240 shares)	924						924
Common stock retired (7,260 shares)	(726)						(726)
Net impact of common stock tendered for common stock options exercised and common stock purchased through the dividend reinvestment plan			(195)				(195)
Change in accumulated other comprehensive income, net of tax				(1,292,323)			(1,292,323)
Balance December 31, 2003	$ 556,478	$ -	$ 11,144,938	$ 643,339	$ -	$ 60,434,189	$ 72,778,944
Net income						6,042,096	6,042,096
Cash dividends declared ($.44 per share)						(2,451,075)	(2,451,075)
Common stock issued (24,184 shares)	2,418						2,418
Common stock retired (4,416 shares)	(441)						(441)
Net impact of common stock tendered for common stock options exercised and common stock purchased through the dividend reinvestment plan			261,363				261,363
Change in accumulated other comprehensive income, net of tax				(1,590,816)			(1,590,816)
Balance December 31, 2004	$ 558,456	$ -	$ 11,406,301	$ (947,477)	$ -	$ 64,025,210	$ 75,042,490
Net income						6,536,766	6,536,766
Cash dividends declared ($.44 per share)						(2,554,674)	(2,554,674)
Common stock issued(313,986 shares)	31,398						31,398
Common stock retired (3,217 shares)	(322)						(322)
Treasury stock purchased (5,700 shares)		(90,688)					(90,688)
Net impact of common stock sold, common stock tendered for common stock options exercised and common stock purchased through the dividend reinvestment plan			5,180,040				5,180,040
Net impact of restricted common stock issued (6,000 shares)					(92,250)		(92,250)
Change in accumulated other comprehensive income, net of tax				(2,501,370)			(2,501,370)
Balance December 31, 2005	$ 589,532	$ (90,688)	$ 16,586,341	$ (3,448,847)	$ (92,250)	$ 68,007,303	$ 81,551,391

The accompanying notes are an integral part of these financial statements.

The Peoples BancTrust Company, Inc and Subsidiary
Consolidated Statements of Cash Flows
December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities			
Net income	$ 6,536,766	$ 6,042,096	$ 5,337,519
Adjustments to reconcile net income to cash provided by operating activities			
(Credit) provision for loan losses	(675,471)	(149,164)	5,705,915
Depreciation, amortization and accretion	2,639,707	2,638,544	3,324,925
Increase (decrease) in the unearned discount	148,715	39,634	(224,398)
Deferred income taxes, net	1,249,128	1,095,364	(470,161)
(Gain) loss on sales of OREO	(6,139)	225,250	(1,258,820)
Gain on sales of securities	(14,193)	(724,859)	(1,068,698)
Write down of other real estate and equipment	248,988	36,475	37,001
Decrease (increase) in assets			
Interest receivable	(623,051)	163,301	647,646
Income taxes receivable	1,263,011	(1,177,632)	-
Other assets	1,087,987	(995,421)	3,223,456
(Decrease) increase in other liabilities			
Interest payable	794,928	(132,900)	(409,919)
Minimum required contributions to defined benefits pension plan	(336,208)	(1,008,624)	(963,993)
Income taxes payable	222,702	(830,661)	413,478
Other liabilities	181,398	(2,438,104)	1,434,357
Net cash provided by operating activities	12,718,268	2,783,299	15,728,308
Cash flows from investing activities			
Proceeds from sales of available for sales securities	2,757,252	84,010,036	78,170,073
Proceeds from maturities and calls of available for sale securities	28,223,125	73,210,590	82,307,067
Purchases of available for sale securities	(7,509,252)	(187,985,554)	(223,879,206)
Net increase decrease in loans	(60,889,106)	23,615,040	32,032,718
Excess contributions to defined benefits pension plan	(2,000,000)	(2,000,000)	-
Purchases of bank premises and equipment	(3,519,116)	(3,646,794)	(4,006,231)
Proceeds from sales of other real estate and equipment	1,337,111	2,404,572	8,023,748
Net cash used in investing activities	(41,599,986)	(10,392,110)	(27,351,831)
Cash flows from financing activities			
Net increase in deposits	22,396,402	21,896,267	46,784,929
(Decrease) increase in borrowings	(10,580,113)	(8,377,925)	(10,787,487)
Proceeds from issuance of common stock	4,919,467	37,661	-
Purchase of treasury stock	(90,688)	-	-
Dividends paid	(2,355,290)	(2,251,762)	(2,475,333)
Net cash provided by financing activities	14,289,778	11,304,241	33,522,109
(Decrease) increase in cash and cash equivalents	(14,591,940)	3,695,430	21,898,586
Cash and cash equivalents			
Beginning of year	63,176,624	59,481,194	37,582,608
End of year	$ 48,584,685	$ 63,176,624	$ 59,481,194
Supplemental disclosure of cash flow information			
Cash paid (received) during the year for			
Interest	$ 14,621,492	$ 11,508,420	$ 11,562,272
Income taxes	$ (135,988)	$ 1,519,000	$ 1,855,000
Non-cash investing activities			
Transfer of loans to other real estate	$ 1,536,909	$ 2,293,004	$ 2,077,114
Transfer of premises to other real estate	$ 600,837	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements included herein are those of The Peoples BancTrust Company, Inc. (the Company) and its wholly owned subsidiary, The Peoples Bank and Trust Company (the Bank). The Company operates primarily in the retail banking industry. The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation.

Nature of Operations

The Company operates as a single-segment retail banking enterprise with twenty-three offices in rural and suburban communities in central Alabama. The Company's primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and middle-income individuals.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities

Securities are classified as either held-to-maturity, trading, or available-for-sale securities.

Securities held-to-maturity are securities for which management has the ability and intent to hold on a long-term basis or until maturity. These securities are carried at amortized cost, adjusted for amortization of premiums and accretion of discounts to the earlier of the maturity or call date.

Securities available-for-sale represent those securities intended to be held for an indefinite period of time, including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors. Securities available-for-sale are recorded at market value with unrealized gains and losses, net of any tax effect, added or deducted directly from stockholders' equity.

Securities carried in trading accounts are carried at market value with unrealized gains and losses reflected in income.

At December 31, 2005 and 2004, the Company classified all securities as available-for-sale as part of an asset and liability strategy to maximize the flexibility of its investment portfolio.

Realized and unrealized gains and losses are based on the specific identification method.

Loans

Loans are stated at face value, net of unearned discount and the allowance for loan losses. Unearned discounts on installment loans are recognized as income over the terms of the loans by the interest method. Interest on other loans is credited to operations based on the principal amount outstanding. Nonrefundable fees and costs associated with originating or acquiring loans are recognized by the interest method as a yield adjustment over the life of the corresponding loan.

Allowance for Loan Losses

The allowance for loan losses is established through charges or credits to earnings in the form of a provision (credit) for loan losses. Increases and decreases in the allowance due to changes in the measurement of the impaired loans are included in the provision for loan losses. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

Management's periodic evaluation of the adequacy of the allowance also considers unimpaired loans and takes into consideration the Bank's loan loss experience for pools of homogeneous loans, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, and current economic conditions. While management believes that it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

The Company uses several factors in determining if a loan is impaired. Internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status, borrowers' financial data, and borrowers' operating factors such as cash flows and operating income or loss.

At December 31, 2005 and 2004, the recorded investment in loans for which impairment has been recognized totaled approximately $7,487,000 and $6,587,000, respectively. These loans had a corresponding valuation allowance of approximately $786,000 at December 31, 2005 and $557,000 at December 31, 2004. The impaired loans were measured for impairment using the fair value of the collateral, as substantially all of these loans were collateral dependent. The average recorded investment in impaired loans during 2005 and 2004 was approximately $7,137,000 and $10,144,000, respectively. The Company recognized approximately $594,000, $793,000 and $554,000 of interest on impaired loans during 2005, 2004 and 2003, respectively.

Income Recognition on Impaired and Nonaccrual Loans

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. At the discretion of management, loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortizations where the payment is generally applied to the oldest payment due. When the future collection of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan has been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

Bank Premises and Equipment

Office equipment, vehicles, and buildings are stated at cost less accumulated depreciation computed on the straight-line, declining-balance and other accelerated methods over the estimated useful lives of the assets. Gains or losses on disposition are recorded in other operating income on the date of disposition, based upon the difference between the net proceeds and the adjusted carrying value of the assets sold or retired. Maintenance and repairs are charged to expense as incurred, while renewals and betterments are capitalized. Estimated useful lives range from seven to forty years for buildings and improvements and three to five years for furniture and equipment.

Other Real Estate

Other real estate is stated at the lower of the appraised value, less estimated costs to sell the property, or outstanding loan balance at the time of foreclosure. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income are included in other expenses.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. On January 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) 142, *Goodwill and Other Intangible Assets.* Under the provisions of SFAS No. 142, goodwill and other intangible assets with indefinite useful lives will no longer be amortized, but instead are tested for impairment as of the date of adoption and at least annually. Intangible assets that have finite lives continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing. All of the Company's other intangible assets have finite lives and are amortized on an accelerated basis over a period of no more than ten years. Prior to the adoption of SFAS 142, the Company's goodwill was amortized over a period of 25 years using the straight-line method. Note 7 includes a summary of the Company's goodwill and other intangible assets as well as further detail about the impact of the adoption of SFAS 142.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and dilutive potential common shares. Potential common shares consist of stock options, and are determined using the treasury stock method.

Stock-Based Compensation

SFAS No. 123, *Accounting for Stock-Based Compensation,* defines a fair value based method of accounting for an employee stock option or similar equity instrument. However, SFAS No. 123 allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees.* Entities electing to remain with the accounting in Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS No. 123 had been applied. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company has elected to continue to measure compensation cost for its stock option plans under the provisions in APB Opinion 25 and has calculated the fair value of outstanding options for purposes of pro forma disclosure utilizing the Black-Scholes option-pricing model.

In 2005 the Company awarded 6,000 shares of restricted common stock. On September 9th in each of 2006, 2007 and 2008, restrictions will expire with respect to one third of the total shares awarded. The restricted shares have been recorded as deferred compensation, reducing stockholders' equity, and will be expensed over the vesting period. Also in 2005, the Company granted options on 50,000 shares of its common stock. These options were awarded in a single grant on September 9, 2005. The aggregate fair market value of the options on the grant date was approximately $147,000. The options will vest ratably with regard to one third of the 50,000 shares on each September 9, 2006, 2007 and 2008. Also, one third of the $147,000 aggregate fair market value of the options will be expensed on each September 9, 2006, 2007 and 2008.

The Company's actual and pro forma information follows:

	Year Ended December 31,		
	2005	2004	2003
Net income			
As reported	$ 6,536,766	$ 6,042,096	$ 5,337,519
Deducts:			
Total stock-based employee compensation expense determined under fair value based methods for all awards, net of tax	-	(52,634)	(141,532)
Pro forma net income	$ 6,536,766	$ 5,989,462	$ 5,195,987
Basic earnings per share			
As reported	$ 1.13	$ 1.08	$ 0.96
Pro forma	$ 1.13	$ 1.07	$ 0.93
Diluted earnings per share			
As reported	$ 1.12	$ 1.08	$ 0.96
Pro forma	$ 1.12	$ 1.07	$ 0.93

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. The following table sets forth weighted-average assumptions used for stock options granted in 2005 and 2003. There were no stock options granted in 2004.

	2005	2004	2003
Weighted average fair value	$ 2.94	na	$ 6.78
Dividend yield	2.59%	na	2.75%
Expected volatility	22.59%	na	41.32%
Risk free interest rate	4.56%	na	3.55%
Expected life (yrs)	4.00	na	6.45

Advertising Costs
Advertising costs are expensed as incurred.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, securities purchased under agreements to resell, and interest-bearing deposits in banks.

Accounting for Derivatives and Hedging Activities
As part of the Company's overall interest rate risk management, the Company occasionally uses derivative instruments. Under the guidelines of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, all derivative instruments are required to be carried at fair value on the balance sheet. SFAS 133 provides special hedge accounting provisions, which permit the change in the fair value of the hedged item related to the risk being hedged to be recognized in earnings in the same period and in the same income statement line as the change in fair value of the derivative.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS 133. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Derivative instruments that are used as part of the Company's interest-rate risk-management strategy consist primarily of interest-rate swaps and interest rate floors or caps. Interest-rate swaps generally involve the exchange of fixed-rate and variable-rate interest payments between two parties, based on a notional principal amount, interest rate index and maturity date.

Interest rate floors and caps are designed to generate cash flow to the Company in the event that a specific interest rate index decreases or increases (decreases in the case of floors and increases in the case of caps) beyond a predetermined level. If during the contractual life of the derivative agreement, the market interest rate for the stated index migrates above its predetermined level for caps or below its predetermined level for floors, the Company is paid the difference between the predetermined interest rate and the then current market interest rate for the stated index applied to the stated notional principal amount.

The Company is exposed to credit and market risk by using derivative instruments. If the counterparty fails to perform, credit risk is equal to the extent of the fair-value gain in a derivative. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high quality counterparties. Market risk is the adverse effect that a change in interest rates, or implied volatility rates has on the value of a financial instrument. The Company manages the market risk by using derivatives for hedging purposes, and then monitoring the effectiveness of the hedges.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") published FASB Statement No. 123 (revised 2005), *Share-Based Payment* ("FAS 123(R)" or the "Statement"). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. FAS 123(R) is a replacement of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related interpretive guidance.

The effect of the Statement will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company is required to apply FAS 123(R) as of the beginning of its first interim period that begins after December 15, 2005, which will be the quarter ending March 31, 2006.

FAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the nonvested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of Statement No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date of FAS 123(R). Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of Statement No. 123. The Company will adopt the modified prospective transition method. The provisions of this statement are not expected to have a material impact on results of operations, financial position, or liquidity of the Company.

2. Restricted Cash Balances

Aggregate reserves in the form of deposits with the Federal Reserve Bank of approximately $18,108,000 and $13,061,000 were maintained to satisfy federal regulatory requirements at December 31, 2005 and 2004, respectively.

3. Capital and Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.10 per share, which have been designated as Non-cumulative Non-voting Directors' Preferred Stock, Series A. No preferred stock was outstanding at either December 31, 2005 or 2004.

4. Securities

The amortized cost and approximate market values of available-for-sale securities at December 31, 2005 and 2004 are as follows:

2005				
Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U.S. Treasury Securities	$ 13,958,288	$ -	$ (291,099)	$ 13,667,189
Obligations of other U.S. government agencies and corporations	114,969,313	340	(2,658,918)	112,310,735
Obligations of state and political subdivisions	-	-	-	-
Mortgage backed securities	93,654,751	-	(2,742,880)	90,911,871
Corporate and other securities	8,934,008	244,751	(25,071)	9,153,688
	$ 231,516,360	$ 245,091	$ (5,717,968)	$ 226,043,483

2004				
Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value
U.S. Treasury Securities	$ 13,960,608	$ -	$ (210,918)	$ 13,749,690
Obligations of other U.S. government agencies and corporations	113,963,507	3,824	(894,778)	113,072,553
Obligations of state and political subdivisions	-	-	-	-
Mortgage backed securities	117,628,661	215,664	(876,724)	116,967,601
Corporate and other securities	9,700,285	258,760	(4,569)	9,954,476
	$ 255,253,061	$ 478,248	$ (1,986,989)	$ 253,744,320

Included within corporate and other securities are $756,491 and $765,085 in marketable equity securities at December 31, 2005 and 2004, respectively. Also included within corporate and other securities are $3,299,100 and $3,646,800 of Federal Home Loan Bank stock at December 31, 2005 and 2004, respectively, and $591,712 and $574,131 of Federal Reserve Bank stock at December 31, 2005 and 2004 respectively.

The amortized cost and approximate market value of available-for-sale securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities for mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Therefore, these securities and equity securities are not categorized by maturity class.

	Available-for-sale Securities	
	Cost	Market Value
Due in one year or less	$ 19,021,781	$ 18,827,762
Due after one year through five years	107,911,801	105,251,780
Due after five years through ten years	2,993,843	2,873,136
Mortgage backed securities	93,654,754	90,911,871
Equity securities	7,934,181	8,178,934
	$ 231,516,360	$ 226,043,483

The following table reflects BancTrust's investments' gross unrealized losses and market value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2004.

2005

Type	Less Than 12 Months Market Value	Less Than 12 Months Unrealized Losses	12 Months or More Market Value	12 Months or More Unrealized Losses
U.S. Treasury Securities	$ -	$ -	$ 13,667,190	$ (291,098)
Obligations of other U.S. government agencies and corporations	17,683,176	(274,197)	93,619,921	(2,384,722)
Obligations of state and political subdivisions	-	-	-	-
Mortgage backed securities	26,063,430	(515,387)	64,848,442	(2,227,493)
Corporate and other securities	-	-	974,754	(25,071)
Total temporarily impaired securities	$ 43,746,606	$ (789,584)	$ 173,110,307	$ (4,928,384)

	Total Market Value	Total Unrealized Losses
U.S. Treasury Securities	$ 13,667,190	$ (291,098)
Obligations of other U.S. government agencies and corporations	111,303,097	(2,658,919)
Obligations of state and political subdivisions	-	-
Mortgage backed securities	90,911,872	(2,742,880)
Corporate and other securities	974,754	(25,071)
Total temporarily impaired securities	$ 216,856,913	$ (5,717,968)

2004

Type	Less Than 12 Months Market Value	Less Than 12 Months Unrealized Losses	12 Months or More Market Value	12 Months or More Unrealized Losses
U.S. Treasury Securities	$ 13,749,690	$ (210,918)	$ -	$ -
Obligations of other U.S. government agencies and corporations	96,176,102	(822,780)	4,926,639	(71,998)
Obligations of state and political subdivisions	-	-	-	-
Mortgage backed securities	77,637,353	(732,645)	5,972,983	(144,079)
Corporate and other securities	995,163	(4,569)	-	-
Total temporarily impaired securities	$ 188,558,308	$ (1,770,912)	$ 10,899,622	$ (216,077)

	Total Market Value	Total Unrealized Losses
U.S. Treasury Securities	$ 13,749,690	$ (210,918)
Obligations of other U.S. government agencies and corporations	101,102,741	(894,778)
Obligations of state and political subdivisions	-	-
Mortgage backed securities	83,610,336	(876,724)
Corporate and other securities	995,163	(4,569)
Total temporarily impaired securities	$ 199,457,930	$ (1,986,989)

The above securities consist of government agency debentures and mortgage-backed securities. Because of the creditworthiness of the issuers and because the future direction of interest rates is unknown, the impairments are deemed to be temporary.

Gross gains of $14,193, $809,537, and $1,207,961 for 2005, 2004 and 2003, respectively were realized on the sales of debt securities. Gross losses of $84,678, and $139,263 were realized on the sales of debt securities for 2004 and 2003, respectively.

Securities with a carrying value of approximately $149,148,000 and $131,974,000 were pledged as collateral for public funds deposits and repurchase agreements at December 31, 2005 and 2004, respectively.

5. Loans

The major categories of loans at December 31, 2005 and 2004 are as follows:

	2005	2004
Commercial and Industrial	$ 87,338,864	$ 83,314,433
Real estate mortgage	362,837,624	307,363,138
Personal	45,195,548	46,693,158
Overdrafts and credit line	1,018,960	1,381,081
	496,390,996	438,751,810
Less:		
Unearned discount	881,794	733,079
Allowance for loan losses	6,654,460	9,042,942
	$ 488,854,742	$ 428,975,789

The Bank's lending is concentrated throughout Dallas, Autauga, Butler, Bibb, Elmore, Shelby, Lee, Jefferson, Tuscaloosa and Montgomery counties in Alabama; the repayment of these loans is, in part, dependent on the economic conditions in these areas of the state. Management does not believe the loan portfolio contains concentrations of credit risk either geographically, or by borrower, which would expose the Bank to unacceptable amounts of risk. The above loans included agricultural loans totaling approximately $3,031,000 and $3,093,000 for 2005 and 2004, respectively. Management continually evaluates the potential risk in this segment of the portfolio in determining the adequacy of the allowance for possible loan losses.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, residential real estate and income-producing commercial properties. No additional credit risk exposure relating to outstanding loan balances exists beyond the amounts shown in the consolidated balance sheets as of December 31, 2005 and 2004.

Loans on which the accrual of interest has been discontinued amounted to approximately $815,000, $2,121,000, and $2,204,000 for 2005, 2004, and 2003, respectively. Had these loans had been current throughout their terms, interest income would have increased approximately $62,000, $119,000, and $272,000 in 2005, 2004, and 2003, respectively.

Changes in the allowance for loan losses were as follows:

	2005	2004	2003
Balance, beginning of year	$ 9,042,942	$ 11,994,862	$ 10,256,805
(Credit) provision charged to operations	(675,471)	(149,164)	5,705,915
Loan charged off	(3,102,353)	(4,409,406)	(5,543,615)
Recoveries	1,389,342	1,606,650	1,575,757
Balance, end of year	$ 6,654,460	$ 9,042,942	$ 11,994,862

6. Bank Premises and Equipment

Bank premises and equipment and accumulated depreciation at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Buildings	$ 16,357,246	$ 16,330,606
Furniture and equipment	15,375,885	14,195,757
Land improvements	573,719	581,723
Construction in progress	1,910,540	1,327,016
	34,217,390	32,435,102
Less accumulated depreciation	19,014,170	18,069,791
	15,203,220	14,365,311
Land	3,742,385	4,000,443
	$ 18,945,605	$ 18,365,754

BancTrust estimates that it will spend approximately $2,112,000 to complete construction in progress projects.

Depreciation expense on premises and equipment totaled $2,133,354 in 2005, $2,277,564 in 2004 and $2,510,621 in 2003.

7. Goodwill and Other Intangible Assets

The Company has amortizable finite-lived intangible assets capitalized on its balance sheet in the form of core deposits and other intangibles. Intangible assets (including goodwill) at December 31, 2005 and 2004 are as follows:

	As of December 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Acquired intangible assets:			
Core deposits	$ 2,871,712	$ 2,450,517	$ 421,195
Other	212,804	203,013	9,791
Total acquired intangible assets	$ 3,084,516	$ 2,653,530	$ 430,986
Non-amortizing goodwill:	$ 8,136,833	$ 1,933,610	$ 6,203,223

	As of December 31, 2004		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Acquired intangible assets:			
Core deposits	$ 2,871,712	$ 2,254,475	$ 617,237
Other	212,804	172,470	40,334
Total acquired intangible assets	$ 3,084,516	$ 2,426,945	$ 657,571
Non-amortizing goodwill:	$ 8,136,833	$ 1,933,610	$ 6,203,223

Amortization expense on finite-lived intangible assets totaled approximately $227,000 for each of 2005 and 2004, and $281,000 for 2003. Aggregate amortization expense of currently recorded core deposits and other intangibles is expected to be as follows through December 31, 2008:

	Core Deposits	Acquisition Costs	Total
2006	$ 196,042	$ 9,791	$ 205,833
2007	196,042	-	196,042
2008	29,111	-	29,111
Total	$ 421,195	$ 9,791	$ 430,986

8. Derivatives

During 2003, the Company entered into an interest rate swap in an effort to mitigate exposure to fluctuations in the fair market value of a fixed rate borrowing. Pursuant to the agreement, the Company received payments from its counterparty for interest it was being charged on a $12,000,000 loan from the Federal Home Loan Bank of Atlanta (FHLB), which bore an interest rate of 6.85 percent. In turn, on a specified day each calendar quarter, the Company paid its counterparty an amount equal to the one month London Inter-Bank Offering Rate (LIBOR) plus 2.61 percent.

As allowed by SFAS 133, the interest rate swap qualified for treatment under the short-cut method of accounting; therefore, fluctuations in the fair value of the interest rate swap were fully offset by fluctuations in the fair value of the underlying debt, and had no effect on the results of operations of the Company. The interest rate swap terminated on June 13, 2005 when the underlying debt instrument matured and was repaid.

December 31, 2004

Derivative Type	Notional Amount	Fair Value	Liability Hedged
Interest rate swap	$12,000,000	$94,463	Fixed Rate FHLB borrowing

9. Deposits

Time deposits of less than $100,000 totaled $182,090,925 at December 31, 2005, while time deposits of $100,000 or more totaled $145,445,135. At December 31, 2004, time deposits of less than $100,000 totaled $171,411,236, while time deposits of $100,000 or more totaled $128,020,313. The scheduled maturities of time deposits at December 31, 2005 were as follows:

	2005
2006	$ 228,478,125
2007	43,770,535
2008	21,594,864
2009	2,701,474
2010	30,967,119
Thereafter	23,944
	$ 327,536,060

10. Borrowed Funds

Borrowed funds are summarized as follows:

	2005	2004
FHLB borrowings and associated derivative valuations	$ 36,920,876	$ 46,500,989
Borrowings from The Bankers Bank of Atlanta	-	1,000,000
Other	811,582	811,582
	$ 37,732,458	$ 48,312,571

The Company is a member of the Federal Home Loan Bank of Atlanta (FHLB). At December 31, 2005 and 2004, the Company had FHLB borrowings outstanding of $36,920,876 and $46,406,525, respectively. Based on current collateral, the Company had $8,750,148 of additional borrowing capacity with the FHLB at December 31, 2005. FHLB has a blanket lien on the Company's 1-4 family mortgage loans in the amount of the outstanding debt. These borrowings bear interest rates of 4.21 percent to 7.45 percent and mature from 2006 to 2018.

At December 31, 2005, borrowed funds, including the current portion, are scheduled to mature as follows:

2006	$ 1,049,944
2007	2,995,760
2008	16,924,624
2009	603,986
2010	484,096
Thereafter	15,674,048
	$ 37,732,458

At December 31, 2005, the Company has unused lines of credit with unaffiliated financial institutions totaling approximately $79.6 million.

11. Income Taxes

The Company and the Bank file a consolidated income tax return. The consolidated provision (benefit) for income taxes is as follows:

2005		
Current	$	1,349,725
Deferred		1,249,128
	$	2,598,853
2004		
Current	$	875,513
Deferred		1,095,364
	$	1,970,877
2003		
Current	$	2,714,084
Deferred		(749,384)
	$	1,964,700

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities at December 31 are as follows:

		2005		2004
Allowance for loan losses	$	2,547,993	$	3,462,543
Pension expense		(816,199)		(252,610)
Intangible assets		(120,326)		(181,671)
Bank premises and equipment		(995,898)		(1,359,057)
Investments		(118,186)		(136,524)
Unrealized loss on investment securities		2,024,030		561,264
Other		(237,944)		(24,114)
	$	2,283,470	$	2,069,831

The Company did not establish a valuation allowance related to the net deferred tax asset due to taxes paid within the carry-back period being sufficient to offset future deductions resulting from the reversal of these temporary differences.

The provision for income taxes is different from the amount computed by applying the federal income tax statutory rate to income before provision for income taxes. The reasons for this difference, as a percentage of pre-tax income, are as follows:

	2005	2004	2003
Federal income tax statutory rate	34.0%	34.0%	34.0%
Tax exempt income	(0.5)	(0.6)	(0.8)
Bank owned life insurance	(1.0)	(1.4)	(1.8)
State income taxes	2.6	2.3	1.8
Income tax credits	(4.7)	(5.3)	(6.2)
Deferred tax adjustments	(1.7)	(3.8)	-
Other	(0.1)	(0.6)	0.1
Effective tax rate	28.6%	24.6%	27.1%

12. Benefit Plans

The Company has a noncontributory defined benefit pension plan (the Pension Plan) covering substantially all of its employees. The Company's policy is to contribute annually an amount that can be deducted for federal income tax purposes using the projected unit credit method of actuarial computation. Actuarial computations for financial reporting purposes are also based on the projected unit credit method.

The reconciliation of the beginning and ending balances of the projected benefit obligation and plan assets, as well as disclosure of the Pension Plan's funded status for the year ended December 31, 2005 and 2004 is as follows:

		2005		2004
Change in benefit obligation				
Benefit obligation, beginning of year	$	12,624,123	$	10,900,009
Service cost		793,314		680,830
Interest cost		737,433		688,372
Actuarial gain		375,413		737,051
Benefits paid		(273,819)		(302,891)
Administrative expenses paid		(72,715)		(79,248)
Benefit obligation, end of year	$	14,183,749	$	12,624,123
Change in plan assets				
Fair value of plan assets, beginning of year	$	10,701,489	$	7,400,197
Actual return on plan assets		382,724		674,807
Employer contributions		2,336,208		3,008,624
Benefits paid		(273,819)		(302,891)
Administrative expenses paid		(72,715)		(79,248)
Fair value of plan assets, end of year	$	13,073,887	$	10,701,489
Reconciliation of funded status				
Projected benefit obligation	$	(14,183,749)	$	(12,624,123)
Plan assets at fair value		13,073,887		10,701,489
Funded status		(1,109,862)		(1,922,634)
Unrecognized loss		3,491,968		2,736,275
Unrecognized prior service costs		(125,710)		(153,632)
Accrued benefit asset / (liability) at December 31	$	2,256,396	$	660,009

The accumulated benefit obligation for the plan was $11,406,505 and $10,099,549 at December 31, 2005 and 2004, respectively. The Company assesses its funded position quarterly.

The weighted-average assumptions used to determine benefit obligations at December 31 are as follows:

	2005	2004
Discount rate	5.75%	6.00%
Rate of compensation increase	5.00%	5.00%
Expected long-term return on assets	7.50%	7.50%

Primary assumptions used to actuarially determine net pension expense

	2005	2004	2003
Discount rate	5.75%	6.30%	6.80%
Expected long-term return on assets	7.50%	7.50%	8.00%
Compensation increase rate	5.00%	5.00%	5.00%

The components of net pension expense for the years ended December 31, 2005, 2004, and 2003 are as follows:

	2005	2004	2003
Components of net annual benefit cost			
Service cost	$ 793,314	$ 680,830	$ 645,757
Interest cost	737,433	688,372	631,473
Expected return on assets	(894,900)	(655,551)	(488,591)
Prior service cost amortization	(27,922)	(27,922)	(27,922)
Net loss amortization	131,896	118,683	98,591
Net annual benefit cost	$ 739,821	$ 804,412	$ 859,308

The Company's estimates of future market returns by asset category are lower than actual long-term historical returns in order to generate a conservative forecast. Overall, the Company projected that the funds could achieve a 7.5 percent net return over time from the above asset allocation strategy.

The pension plan's weighted-average asset allocations at December 31, 2005, and 2004, by asset category are as follows:

	Percentage of Plan Assets at December 31,	
	2005	2004
Asset Category		
Equity securities	46.76%	52.35%
Debt securities	50.55%	34.19%
Other	2.69%	13.46%
	100.00%	100.00%

At both December 31, 2005 and 2004, there were no shares of the Company's common stock included in plan assets.

The pension plan seeks to grow the plan assets in relation to the benefit obligations to participants and beneficiaries, while prudently managing the risk of a decrease in the plan assets relative to those liabilities. The Plan Committee and the Investment Managers maintain the fund in compliance with all applicable laws governing the operation of pension plans, including ERISA and its fiduciary standards.

The assets of the Plan are invested in a broadly diversified portfolio that includes the following asset classes in the respective allocation levels:

	Minimum	Maximum
Equities	40%	60%
Fixed income	40%	60%
Cash	10%	50%

Expected future benefit payments from plan are as follows:

Fiscal Year Ending December 31,	Expected Benefit Payments
2006	$ 350,300
2007	586,300
2008	669,900
2009	715,600
2010	797,200
2011 through 2015	$ 5,110,800

During 2001, the Company adopted a non-qualified Executive Supplemental Retirement Plan (the Executive Plan) and entered into agreements with certain executive officers under which the Company will make payments to the executives upon their retirement, or to the executives' beneficiaries upon their death. The Executive Plan supplements the benefits payable to the executives under the Pension Plan, and is based upon the accumulated after-tax income from specified life insurance contracts. Cash values of the underlying life insurance contracts, of which the Company is the sole beneficiary, were approximately $1,655,000 and $1,648,000 at December 31, 2005 and 2004, respectively. Accrued benefits under the Executive Plan were approximately $230,000 and $207,000 at December 31, 2005 and 2004, respectively.

Effective January 1, 1998, the Company established a qualified employee benefit plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. Employees can contribute up to 15 percent of their salary to the plan on a pre-tax basis and the Company matches participants' contributions up to the first 1.5 percent of each participant's salary. The Company's matching contribution charged to operations related to this plan was approximately $109,000, $93,000 and $96,000 for the years ended December 31, 2005, 2004 and 2003 respectively.

During 1987, the Company established an Employee Stock Ownership Plan (ESOP), a tax-qualified, defined contribution plan which covers substantially all employees. Contributions are determined by the Board of Directors of the Company. No Contributions were made to the ESOP by the Company for any of the years 2005, 2004 and 2003. As of December 31, 2005 and 2004, the ESOP held 72,088 and 78,443 shares of common stock in the Company, respectively.

13. Noninterest income and expense

Components of other noninterest income that exceed 1% of total revenue for each of the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Gains on sales of other real estate owned, net of losses	$ 6,139	$ -	$ 1,258,820
Rental income on Other real estate owned	60,660	46,683	712,896
All other items of noninterest income	2,719,982	2,521,314	2,683,113
Total other noninterest income	$ 2,786,781	$ 2,567,997	$ 4,654,829

Components of other noninterest expense that exceed 1% of total revenue for each of the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
Losses on sales or other real estate owned, net of gains	$ -	$ 225,250	$ -
Loss on loan sale	-	550,549	-
All other items of noninterest expense	7,301,540	7,032,945	7,020,552
Total other noninterest expense	$ 7,301,540	$ 7,808,744	$ 7,020,552

14. Commitments and Contingencies

The Bank leases certain buildings, equipment and land under noncancelable operating leases which require various minimum annual rentals.

The total minimum rental commitment at December 31, 2005 under the leases is as follows:

2006	$ 538,503
2007	363,088
2008	141,421
2009	77,677
2010	49,169
	$ 1,169,858

The total rental expense was approximately $539,000, $535,000, and $664,000 in 2005, 2004, and 2003, respectively.

The Company is from time to time a defendant in legal actions from normal business activities. Management does not anticipate that the ultimate liability arising from litigation outstanding at December 31, 2005 will have a materially adverse effect on the Company's financial statements.

15. Related Party Transactions

Certain directors and officers of the Company and its subsidiary bank, including their immediate families and companies in which they are principal owners, were loan customers of the Bank in the ordinary course of business. Such loans had outstanding balances of $3,250,594 and $4,075,977 at December 31, 2005 and 2004, respectively. A summary of the loan activity with these related parties during 2005 is shown below:

Balance, beginning of year	$ 4,075,977
Additions	3,439,947
Reductions	(4,265,330)
Balance, end of year	$ 3,250,594

During 2005, 2004, and 2003, the Company paid legal fees of approximately $120,000, $146,000, and $105,000, respectively, to a law firm in which a partner of the firm serves on the board of directors of the Company.

16. Earnings Per Share

The following table reflects the reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation:

	Income	Shares	Per-Share Amount
For the year ended December 31, 2005			
Basic EPS			
Income available to common stockholders	$ 6,536,766	5,805,644	$ 1.13
Effect of dilutive securities			
Stock options		26,640	
Diluted EPS	$ 6,536,766	5,832,284	$ 1.12
For the year ended December 31, 2004			
Basic EPS			
Income available to common stockholders	$ 6,042,096	5,574,190	$ 1.08
Effect of dilutive securities			
Stock options		18,850	
Diluted EPS	$ 6,042,096	5,593,040	$ 1.08
For the year ended December 31, 2003			
Basic EPS			
Income available to common stockholders	$ 5,337,519	5,562,867	$ 0.96
Effect of dilutive securities			
Stock options		24,935	
Diluted EPS	$ 5,337,519	5,587,802	$ 0.96

17. Regulatory Matters

The approval of regulatory authorities is required if the total of all the dividends declared by the Bank in any calendar year exceeds the Bank's net income as defined for that year combined with its retained net income for the preceding two calendar years. When necessary, the Bank obtained regulatory approval as applicable for the payment of dividends in 2005, 2004, and 2003.

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the Federal Deposit Insurance Corporation, categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the following table.

The Company

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2005						
Total Capital (to Risk Weighted Assets)	85,178	14.51%	46,962	8.00%	58,703	10.00%
Tier 1 Capital (to Risk Weighted Assets)	78,521	13.38%	23,481	4.00%	35,222	6.00%
Tier 1 Capital (to Average Assets)	78,521	9.85%	31,903	4.00%	39,878	5.00%
As of December 31, 2004						
Total Capital (to Risk Weighted Assets)	76,238	14.70%	41,502	8.00%	51,878	10.00%
Tier 1 Capital (to Risk Weighted Assets)	69,715	13.44%	20,751	4.00%	31,127	6.00%
Tier 1 Capital (to Average Assets)	69,715	9.03%	30,871	4.00%	38,589	5.00%

The Bank

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2005						
Total Capital (to Risk Weighted Assets)	79,277	13.68%	46,353	8.00%	57,941	10.00%
Tier 1 Capital (to Risk Weighted Assets)	72,620	12.53%	23,177	4.00%	34,765	6.00%
Tier 1 Capital (to Average Assets)	72,620	9.19%	31,619	4.00%	39,524	5.00%
As of December 31, 2004						
Total Capital (to Risk Weighted Assets)	73,956	14.32%	41,318	8.00%	51,648	10.00%
Tier 1 Capital (to Risk Weighted Assets)	67,461	13.06%	20,659	4.00%	30,989	6.00%
Tier 1 Capital (to Average Assets)	67,461	8.75%	30,826	4.00%	38,533	5.00%

18. Financial Instruments With Off-Balance-Sheet Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank had approximately $104,280,000 and $56,376,000 in commitments to extend credit at December 31, 2005 and 2004, respectively. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies, but may include certificates of deposit, marketable securities, real estate, and other collateral.

Irrevocable standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The collateral varies but may include certificates of deposit, marketable securities, real estate, and other collateral for those commitments for which collateral is deemed necessary. The Bank had approximately $23,218,000 and $23,221,000 in irrevocable standby letters of credit at December 31, 2005 and 2004, respectively.

19. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents
For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities Available for Sale
For debt securities and marketable equity securities, fair values are based on quoted market prices or dealer quotes.

Loans
The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Interest Receivable
For interest receivable, the carrying amount is a reasonable estimate of fair value.

Cash Surrender Value of Life Insurance
For cash surrender value of life insurance, the carrying amount is a reasonable estimate of fair value.

Deposits
The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds
The fair value of this debt is estimated based on rates currently available to the Company for borrowings with similar terms and remaining maturities.

Interest Payable
For interest payable, the carrying amount is a reasonable estimate of fair value.

Interest rate swaps are recorded on the balance sheet at fair value, based on dealer quoted prices.

Commitments to Extend Credit and Irrevocable Standby Letters of Credit
The value of these unrecognized financial instruments is estimated based on the deferred fee income associated with the commitments. Such fee income is not material to the Company's financial statements at December 31, 2005 and 2004 and therefore, the fair value of these commitments is not presented.

The estimated fair values of the Company's financial instruments at December 31, 2005 and 2004 are as follows:

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 48,584,685	$ 48,584,685	$ 63,176,624	$ 63,176,624
Investment securities:				
Available for sale	226,043,483	226,043,483	253,744,320	253,744,320
Loans	495,509,202	493,159,874	438,018,731	434,102,197
Interest receivable	3,921,347	3,921,347	3,298,296	3,298,296
Cash surrender value of life insurance	9,050,852	9,050,852	8,752,429	8,752,429
	$ 783,109,569	$ 780,760,241	$ 766,990,400	$ 763,073,866
Financial liabilities:				
Deposits	$ 688,049,381	$ 686,765,892	$ 665,652,979	$ 667,189,872
Borrowed funds	37,732,458	38,897,392	48,312,571	51,371,069
Interest payable	2,176,197	2,176,197	1,381,269	1,381,269
	$ 727,958,036	$ 727,839,481	$ 715,346,820	$ 719,942,210
Derivatives:				
Interest rate swap	$ -	$ -	$ 94,463	$ 94,463

20. Stock Option Plan

As of December 31, 2005, the Company had one stock option plan (the Plan) under which 550,000 shares of common stock have been reserved for issue to certain employees and officers through incentive stock options and board members through nonqualified stock options. Options granted under the Plan may have vesting provisions based upon continued service from the date of grant. Options issued under the Plan will have an exercise price not less than fair market value of the stock at the date of grant. Upon a change in control, as defined in the Plan, options become fully exercisable.

A summary of the status of the Company's plan as of December 31, 2005, 2004, and 2003, and changes during the years ending on those dates is presented below:

	2005		2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	137,610	$ 14.10	154,114	$ 13.51	165,425	$ 14.56
Granted	50,000	15.38	-	-	28,638	12.83
Exercised	(6,160)		(7,964)		(8,400)	
Expired / forfeited	(11,040)		(8,540)		(31,549)	
Outstanding at end of year	170,410	$ 14.83	137,610	$ 14.10	154,114	$ 13.51
Options exercisable at year-end	120,410	$ 14.60	137,610	$ 14.10	125,476	$ 14.20

The following table summarizes information about the Plan's stock options at December 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/05	Weighted Average Remaining Contractual Life *(years)*	Weighted Average Exercise Price	Number Exercisable at 12/31/05	Weighted Average Exercise Price
$10.23 to $11.59	16,169	4.14	11.29	16,169	11.29
$11.31 to $11.62	19,237	5.12	11.36	19,237	11.36
$12.75 to $14.60	21,832	6.09	12.96	21,832	12.96
$12.83	21,438	7.06	12.83	21,438	12.83
$13.98 to $17.55	17,204	3.13	17.01	17,204	17.01
$14.09	11,660	1.06	14.09	11,660	14.09
$15.38	50,000	9.70	15.38	-	-
$26.59	12,870	2.05	26.59	12,870	26.59
	170,410	6.03	$ 14.83	120,410	$ 14.60

21. Dividend Reinvestment and Share Purchase Plan

In 1998, the Company adopted a dividend reinvestment and share purchase plan. Under the plan, all holders of record of common stock are eligible to participate in the plan. Participants in the plan may direct the plan administrator to invest cash dividends declared with respect to all or any portion of their common stock. Participants may also make optional cash payments that will be invested through the plan. All cash dividends paid to the plan administrator are invested within 30 days of cash dividend payment date. Cash dividends and optional cash payments will be used to purchase common stock of the Company in the open market, from newly-issued shares, from shares held in treasury, in negotiated transactions, or in any combination of the foregoing. The purchase price of the shares of common stock is based on the average market price for a specified period of time immediately preceding the dividend payment date. All administrative costs are borne by the Company. For the years ended December 31, 2005 and 2004, 13,704 and 16,271 shares were purchased under the plan, respectively.

22. The Peoples BancTrust Company, Inc. (Parent Company Only)

Presented below and on the following pages are the financial statements of The Peoples BancTrust Company, Inc. (parent company only).

BALANCE SHEETS
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and due from banks*	$ 288,740	$ 625,113
Available-for-sale securities	4,991,667	-
Investment in subsidiary bank, The Peoples Bank and Trust Company*	75,650,243	73,215,939
Land	-	1,003,247
Pension asset	-	659,729
Other assets	843,777	778,745
Total assets	$ 81,774,427	$ 76,282,773
Liabilities and Stockholders' Equity		
Borrowed funds	-	1,000,000
Other liabilities	223,036	240,284
Total liabilities	223,036	1,240,284
Common stock, $.10 par value; 9,000,000 shares authorized; 5,895,316 and 5,584,547 shares issued at December 31, 2005 and 2004, respectively	589,532	558,455
Tresury stock	(90,688)	-
Additional paid-in capital	16,586,341	11,406,301
Accumulated, other comprehensive (loss) income, net of tax	(3,448,847)	(947,477)
Deferred stock based compensation	(92,250)	-
Retained earnings	68,007,303	64,025,210
Total stockholders' equity	81,551,391	75,042,489
Total liabilities and stockholders' equity	$ 81,774,427	$ 76,282,773

* $188,823 eliminated in consolidation 2005 and $625,113 eliminated in consolidation 2004

The Peoples BancTrust Company, Inc and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

STATEMENTS OF INCOME AND RETAINED EARNINGS

For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash dividends received or receivable from subsidiary*	$ 3,290,000	$ 4,200,000	$ 4,440,000
Equity in subsidiary's undistributed net income*	4,245,929	3,500,042	2,633,034
Interest income on U.S. Government investment securities	123,875	-	-
Other income	23,446	20,103	14,590
Salaries and benefits	(806,167)	(1,331,000)	(1,425,617)
Other expenses	(340,317)	(347,049)	(324,488)
Net income	6,536,766	6,042,096	5,337,519
Retained earnings, beginning of year	64,025,210	60,434,189	57,544,303
Less: cash dividends declared	(2,554,673)	(2,451,075)	(2,447,633)
Retained earnings, end of year	$ 68,007,303	$ 64,025,210	$ 60,434,189

*Eliminated in consolidation

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Operating activities			
Net income	$ 6,536,766	$ 6,042,096	$ 5,337,519
Adjustments to reconcile net income to net cash provided by operating activities:			
Subsidiary income in excess of dividends *	(4,245,929)	(3,500,042)	(2,633,034)
Accretion	(16,667)	-	-
Decrease (increase) in other assets	(93,798)	9,275	(69,330)
Minimum required contributions to defined benefits pension plan	-	(1,008,624)	(963,993)
Increase (decrease) in other liabilities	(15,234)	876,770	786,667
Net cash provided by operating activities	2,165,138	2,419,475	2,457,829
Investing activities			
Purchase of available for sale securities	(4,975,000)	-	-
Land purchased	-	(1,003,247)	-
Net cash used in investing activities	(4,975,000)	(1,003,247)	-
Financing activities			
Dividends paid	(2,355,290)	(2,251,762)	(2,475,333)
Increase in borrowed funds	-	950,000	50,000
Purchase of treasury stock	(90,688)	-	-
Proceeds from issuance of common stock	4,919,467	37,661	-
Net cash provided by (used in) financing activities	2,473,489	(1,264,101)	(2,425,333)
(Decrease) increase in cash and cash equivalents	(336,373)	152,127	32,496
Cash and cash equivalents			
Beginning of year	625,113	472,986	440,490
End of year	$ 288,740	$ 625,113	$ 472,986

*Eliminated in consolidation

Exhibit No. 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 33-60935) and Form S-8 (File No. 333-43363, File No. 333-77109 and File No. 333-130868) of The Peoples BancTrust Company, Inc. of our report, dated January 27, 2006, relating to the consolidated financial statements appearing in this Annual Report on Form 10-K for the year ended December 31, 2005.

Mauldin & Jenkins, LLC

Birmingham, Alabama
March 28, 2006

MAULDIN
&JENKINS

Exhibit No. 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 33-60935) and Form S-8 (Nos. 333-43363, 333-77109 and 333-130868) of The Peoples BancTrust Company, Inc. of our report dated February 27, 2004 relating to the 2003 financial statements, which appear in this Form 10-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 28, 2006

Exhibit No. 31.1

I, Walter A. Parrent, certify that:

1. I have reviewed this annual report on Form 10-K of The Peoples BancTrust Company, Inc.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
   c) disclosed in this report, any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2006

/s/ Walter A. Parrent
Walter A. Parrent
President and Chief Executive Officer

Exhibit No. 31.2

I, Andrew C. Bearden, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of The Peoples BancTrust Company, Inc.
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
   c) disclosed in this report, any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 29, 2006

/s/ Andrew C. Bearden, Jr.
Andrew C. Bearden, Jr.
Executive Vice President and Chief Financial Officer

Exhibit No. 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K for the period ended December 31, 2005 (the "Report") of The Peoples BancTrust Company, Inc. (the "Company"), as filed with the Securities and Exchange Commission, the undersigned, Chief Executive Officer and Chief Financial Officer of the Company, hereby each certify that to the best of our knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company as of and for the periods covered in the Report.

/s/ Walter A. Parrent
Walter A. Parrent
President and Chief Executive Officer

/s/ Andrew C. Bearden, Jr
Andrew C. Bearden, Jr.
Executive Vice President and Chief Financial Officer

March 29, 2006
(Date)

THE PEOPLES BANK AND TRUST COMPANY BRANCHES AND LOCATIONS

AUTAUGA COUNTY
Prattville Main Office 334-365-8806
48 East Main Street
Prattville, Alabama 36067

Prattville East Office 334-365-8806
805 East Main Street
Prattville, Alabama 36066

BIBB COUNTY
Centreville Main Office 205-926-4810
4 Peoples Bank Drive
Centreville, Alabama 35042

Woodstock Office 205-938-0415
8921 Highway 5
Woodstock, Alabama 35188

BUTLER COUNTY
Greenville Main Office 334-382-6623
00 East Commerce Street
Greenville, Alabama 36037

Butler Square Office 334-382-6623
22 Greenville Bypass
Greenville, Alabama 36037

Georgiana Office 334-376-2273
12 Highway 106 West
Georgiana, Alabama 36033

McKenzie Office 334-374-2361
15 South Garland
McKenzie, Alabama 36456

DALLAS COUNTY
Selma Main Office 334-875-1000
310 Broad Street
Selma, Alabama 36701

Selma Mall Office 334-418-8400
1305 East Highland Avenue
Selma, Alabama 36703

Satterfield Plaza Office 334-418-8541
1805 West Dallas Avenue
Selma, Alabama 36701

Valley Grande Office 334-875-1000
7167 Highway 22 North
Valley Grande, Alabama 36703

ELMORE COUNTY
Tallassee Main Office 334-283-7000
304 Barnett Boulevard
Tallassee, Alabama 36078

Tallaweka Office 334-283-7031
1411 Gilmer Avenue
Tallassee, Alabama 36078

Eclectic Office 334-541-2145
25 Kowaliga Road
Eclectic, Alabama 36024

Millbrook Office 334-285-0169
3160 Main Street
Millbrook, Alabama 36054

JEFFERSON COUNTY
Birmingham Office 205-262-1558
Two Perimeter Park South, Ste. 440 W.
Birmingham, Alabama 35242

Bessemer Office 205-418-4312
401 19th Street North, Suite 111
Bessemer, Alabama 35020

LEE COUNTY
Opelika Main Office 334-745-2113
1431 Gateway Drive
Opelika, Alabama 36803

Auburn Office 334-501-2354
415 North Dean Road
Auburn, Alabama 36830

MONTGOMERY COUNTY
Montgomery Office 334-215-3041
1784 Taliaferro Trail
Montgomery, Alabama 36117

SHELBY COUNTY
Montevallo Main Office 205-665-2591
835 Main Street
Montevallo, Alabama 35115

Helena Office 205-621-2367
4949 Highway 17
Helena, Alabama 35080

TUSCALOOSA COUNTY
Tuscaloosa Main Office 205-758-1097
720 Skyland Boulevard East
Tuscaloosa, Alabama 35405

Tuscaloosa Trust Department
205-344-9133
1800 McFarland Boulevard North
Bedford Office Park, Suite 200
Tuscaloosa, Alabama 35406



The Peoples BancTrust Company, Inc.

10 BROAD STREET
ELMA, ALABAMA 36701
34.875.1000
WWW.PEOPLESBT.COM